Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

SEC File No. 333-123136

FY2004 Financial Data

Bank of Tokyo-Mitsubishi

Summary of Financial Results 3

Interest Rate Spread Analysis 6

Non-Interest Income 9

G&A Expenses, Personnel and Branch Numbers 10

Reserve Ratio 11

Valuation Difference on Securities/Redemption of Bonds 12

Derivatives which Qualify for Hedge- Accounting 13

Exposures for Asia/South America/Russia by Nationality of Borrowers 14

Financial Data of Mitsubishi Securities 15

Financial Data of UnionBancal Corporation 16

Retail Data 17

Mitsubishi Trust

Summary of Financial Results 20

Interest Rate Spread Analysis 23

Non-Interest Income 26

G&A Expenses, Personnel and Branch Numbers 27

Reserve Ratio 28

Valuation Difference on Securities/ Redemption of Bonds 29

Derivatives which Qualify for Hedge- Accounting 30

Exposures for Asia/South America by 31

Nationality of Borrowers

Fiduciary Asset Management Businesses 32

Trust Related Businesses 33

Part 1: Bank of Tokyo-Mitsubishi (P3 – P18)

Summary of Financial Results (1)

[Non-consolidated] (Yen Billion)

Fiscal ‘03 Fiscal ‘04 Change %

1 Gross Profits(A) 925.3 1,003.2 77.9 8.4%

2 Net Interest Income 634.2 650.8 16.6 2.6%

3 Net Fees and Commissions 153.3 189.6 36.2 23.6%

4 Net Trading Profits 54.7 65.1 10.3 18.9%

5 Net Other Business Income 82.9 97.6 14.7 17.7%

6 Net Gains(Losses) on Debt Securities (32.3) 28.1 60.5 187.2%

7 General and Administrative Expenses (B) 458.4 478.9 20.4 4.4%

8 Expense Ratio (B) / (A) 49.5% 47.7% (1.8%) -

9 Net Business Profits before Provision for Formula Allowance for Loan Losses ((1)+(2)) 466.8 524.2 57.4 12.3%

10 Provision for Formula Allowance for Loan Losses (1) 0.0 0.0 0.0 -

11 Net Business Profit (2) 466.8 524.2 57.4 12.3%

Summary of Financial Results (2)

[Non-consolidated] (Yen Billion)

		Fiscal '03	Fiscal '04	Change	%
1	Net Non-Recurring Gains (Losses)	(176.5)	(185.3)	(8.7)	(4.9%)
2	Net Gains (Losses) on Equity Securities	(20.9)	(30.4)	(9.4)	(45.3%)
3	Gains on equity securities	85.7	72.5	(13.2)	(15.4%)
4	Losses on equity securities	(59.5)	(19.4)	40.0	67.2%
5	Losses on write down of equity securities and Reserve for losses on investments	(47.1)	(83.4)	(36.3)	(77.0%)
6	Credit Related Costs (3)	(107.1)	(131.2)	(24.0)	(22.4%)
7	Others	(48.4)	(23.6)	24.8	51.2%
8	Ordinary Profits (Losses)	290.2	338.9	48.7	16.8%
9	Net Special Gains	297.4	12.1	(285.3)	(95.9%)
10	Reversal of allowance for loan losses (4)	242.5	5.6	(236.8)	(97.6%)
11	Refund of enterpise taxes by the Tokyo Metropolitan Government	32.1	-	(32.1)	-
12	Gains on transfer of the substitutional portion of future pension obligations	26.5	-	(26.5)	-
13	Profit on Recoveries of Charged-off Claims	21.2	13.3	(7.8)	(37.0%)
14	Gain (Loss) before Income Taxes and Others	587.7	351.1	(236.5)	(40.2%)
15	Income Taxes-current	44.4	24.2	(20.2)	(45.5%)
16	Income Taxes-deferred	183.5	99.4	(84.0)	(45.8%)
17	Net Income (Losses)	359.7	227.4	(132.2)	(36.7%)
18	Total Credit Costs ((1)+(3)+(4))	* 135.3	(125.5)	(260.9)	(192.7%)

*Fiscal '03 result ends in the Credit "Profits".

Bank of Tokyo-Mitsubishi

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Summary of Financial Results (3)

[Non-consolidated] (Yen Billion)

		Fiscal'03 (04/3)	Fiscal '04 (05/3)	Change	%
1	Total Assets	76,437.4	81,110.1	4,672.7	6.1%
2	Loans and Bills Discounted	34,816.6	35,095.7	279.1	0.8%
3	Investment Securities	20,766.9	22,802.7	2,035.8	9.8%
4	Japanese Government Bonds	12,949.6	13,122.1	172.4	1.3%
5	Domestic Equity Securities	3,075.8	3,072.5	(3.2)	(0.1%)
6	Receivables under Resale Agreements	458.6	70.0	(388.5)	(84.7%)
7	Other Assets	1,731.9	1,634.9	(97.0)	(5.6%)
8	Deferred Tax Assets	527.6	375.9	(151.7)	(28.7%)
9	Allowance for Loan Losses	(468.5)	(442.1)	26.4	5.6%
10	Total Liabilities	73,295.1	77,603.0	4,307.8	5.8%
11	Deposits	51,819.4	53,192.2	1,372.8	2.6%
12	Debentures	265.9	-	(265.9)	-
13	Payables under Repurchase Agreement	1,818.4	2,146.6	328.1	18.0%
14	Short-term corporate bonds	300.2	619.7	319.5	106.4%
15	Bonds and Notes	2,567.1	2,520.5	(46.6)	(1.8%)
16	Other Liabilities	2,066.7	1,533.5	(533.1)	(25.7%)

[Non-consolidated] (Yen Billion)

		Fiscal'03 (04/3)	Fiscal '04 (05/3)	Change	%
17	Total Shareholder's Equity	3,142.2	3,507.1	364.8	11.6%
18	Capital Stock	871.9	996.9	125.0	14.3%
19	Capital Surplus	681.9	806.9	125.0	18.3%
20	Capital Reserve	681.9	806.9	125.0	18.3%
21	Retained Earnings	1,041.5	1,096.2	54.6	5.2%
22	Earned Surplus Reserve	190.0	190.0	-	-
23	General-Purpose Reserve	475.7	664.8	189.1	39.7%
24	Unappropriated Retained Earnings (Losses) at the end of period	375.8	241.2	(134.5)	(35.7%)
25	Land Revaluation Excess	167.7	159.5	(8.1)	(4.8%)
26	Unrealized Gains (Losses) on Securities Available for Sale	379.0	447.4	68.3	18.0%

Bank of Tokyo-Mitsubishi
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Interest Rate Spread Analysis (Domestic&International)

Interest earning assets & bearing liabilities [Non-consolidated] (Yen Billion)

		Fiscal '03	(Yield)	**Fiscal '04**	**(Yield)**	Change	%
1	Net Interest Income	634.2		650.8		16.6	
2	Av. Int. Earning Assets	59,015.3	1.50%	66,015.9	1.41%	7,000.6	(0.08%)
3	Loans	34,554.0	1.64%	34,590.3	1.62%	36.3	(0.02%)
4	Securities	18,348.6	0.99%	24,884.9	0.91%	6,536.2	(0.07%)
5	Japanese Government Bonds	10,273.6	0.27%	16,317.0	0.27%	6,043.4	0.00%
6	Domestic Equity Securities	2,697.3	1.11%	2,441.6	1.37%	(255.6)	0.26%
7	Due from banks	2,501.1	1.54%	2,520.8	2.03%	19.6	0.49%
8	Av. Int. Bearing Liabil.	63,709.9	0.39%	70,372.6	0.40%	6,662.6	0.00%
9	Deposits	49,286.1	0.22%	51,668.1	0.28%	2,382.0	0.06%
10	CDs	2,139.2	0.16%	1,982.8	0.40%	(156.4)	0.23%
11	Debentures	498.5	0.80%	68.2	0.51%	(430.2)	(0.29%)
12	Payables under repo transac.	2,475.7	0.74%	3,346.3	0.56%	870.6	(0.17%)
13	Others*	5,016.1	0.81%	8,666.8	0.37%	3,650.6	(0.44%)

*Call money and bills sold + Borrowed money

Interest rate spread [Non-consolidated]

		Fiscal '03	**Fiscal '04**	Change
1	Avg. int. rate on int. earning assets (A)	1.50%	1.41%	(0.08%)
2	Avg. int. rate on Loans (B)	1.64%	1.62%	(0.02%)
3	Avg. int. rate on Investment Sec.	0.99%	0.91%	(0.07%)
4	Avg. int. rate on int. bearing liabilities (C)	1.11%	1.08%	(0.03%)
5	Avg. int rate on Deposits, NCD, Debenture (D)	0.22%	0.29%	0.06%
6	Ave.int rate on Call money,bills sold and Borrowed money	0.81%	0.37%	(0.44%)
7	Expense Ratio	0.87%	0.88%	0.00%
8	Avg. int.rate spread (A) - (C)	0.38%	0.33%	(0.05%)
9	Avg. loans and deposits spread (B) - (D)	1.41%	1.33%	(0.08%)

Bank of Tokyo-Mitsubishi
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MTFG

Interest Rate Spread Analysis (Domestic)

Interest earning assets & bearing liabilities [Non-consolidated] (Yen Billion)

		Fiscal '03	(Yield)	Fiscal '04	(Yield)	Change	%
1	Net Interest Income	427.4		459.5		32.0	
2	Av. Int. Earning Assets	46,356.2	1.09%	52,694.5	1.00%	6,338.2	(0.09%)
3	Loans	29,295.9	1.44%	29,345.8	1.38%	49.9	(0.06%)
4	Securities	15,089.8	0.51%	21,220.8	0.50%	6,131.0	(0.01%)
5	Japanese Government Bonds	10,273.6	0.27%	16,317.0	0.27%	6,043.4	0.00%
6	Domestic Equity Securities	2,697.3	1.11%	2,441.6	1.37%	(255.6)	0.26%
7	Call Loans	26.0	0.02%	129.0	0.00%	102.9	(0.01%)
8	Av. Int. Bearing Liabil.	50,901.0	0.15%	57,091.5	0.12%	6,190.4	(0.03%)
9	Deposits	39,824.4	0.03%	41,577.9	0.02%	1,753.5	0.00%
10	CDs	1,957.6	0.01%	1,660.5	0.01%	(297.1)	0.00%
11	Debentures	498.5	0.80%	68.2	0.51%	(430.2)	(0.29%)
12	Payables under repo transac.	1,467.9	0.00%	2,380.4	0.00%	912.5	0.00%
13	Others*	3,866.3	0.58%	7,701.8	0.20%	3,835.5	(0.37%)

*Call money and bills sold + Borrowed money

Interest rate spread [Non-consolidated]

		Fiscal '03	Fiscal '04	Change
1	Avg. int. rate on int. earning assets (A)	1.09%	1.00%	(0.09%)
2	Avg. int. rate on Loans (B)	1.44%	1.38%	(0.06%)
3	Avg. int. rate on Investment Sec.	0.51%	0.50%	(0.01%)
4	Avg. int. rate on int. bearing liabilities (C)	0.78%	0.70%	(0.07%)
5	Avg. int rate on Deposits, NCD, Debenture (D)	0.03%	0.02%	(0.01%)
6	Ave.int rate on Call money,bills sold and Borrowed money	0.58%	0.20%	(0.37%)
7	Expense Ratio	0.74%	0.76%	0.02%
8	Avg. int.rate spread (A) - (C)	0.31%	0.29%	(0.01%)
9	Avg. loans and deposits spread (B) - (D)	1.40%	1.35%	(0.04%)

Bank of Tokyo-Mitsubishi

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MTFG

Interest Rate Spread Analysis (International)

Interest earning assets & bearing liabilities [Non-consolidated] (Yen Billion)

		Fiscal '03		**Fiscal '04**			
			(Yield)		**(Yield)**	Change	%
1	Net Interest Income	206.7		191.3		(15.4)	
2	Av. Int. Earning Assets	13,481.1	2.81%	14,230.3	2.86%	749.2	0.04%
3	Loans	5,258.0	2.74%	5,244.4	2.95%	(13.5)	0.20%
4	Call loans	303.8	1.37%	265.4	1.64%	(38.3)	0.26%
5	Securities	3,258.8	3.19%	3,664.0	3.30%	405.2	0.11%
6	Due from banks	2,500.6	1.54%	2,520.3	2.03%	19.7	0.49%
7	Av. Int. Bearing Liabil.	13,630.8	1.27%	14,189.9	1.52%	559.1	0.25%
8	Deposits	9,461.7	1.04%	10,090.1	1.36%	628.4	0.32%
9	CDs	181.5	1.84%	322.3	2.40%	140.7	0.56%
10	Payables under repo transac.	1,007.7	1.81%	965.8	1.95%	(41.9)	0.14%
11	Others*	1,149.8	1.59%	964.9	1.69%	(184.8)	0.09%

*Call money and bills sold + Borrowed money

Interest rate spread [Non-consolidated]

		Fiscal '03	**Fiscal '04**	
				Change
1	Avg. int. rate on int. earning assets (A)	2.81%	2.86%	0.04%
2	Avg. int. rate on Loans (B)	2.74%	2.95%	0.20%
3	Avg. int. rate on Investment Sec.	3.19%	3.30%	0.11%
4	Avg. int. rate on int. bearing liabilities (C)	2.29%	2.53%	0.23%
5	Avg. int rate on Deposits, NCD, Debenture (D)	1.05%	1.40%	0.34%
6	Ave.int rate on Call money,bills sold and Borrowed money	1.59%	1.69%	0.09%
7	Expense Ratio	1.45%	1.38%	(0.07%)
8	Avg. int.rate spread (A) - (C)	0.51%	0.32%	(0.19%)
9	Avg. loans and deposits spread (B) - (D)	1.69%	1.55%	(0.13%)

Bank of Tokyo-Mitsubishi

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Non-Interest Income

[Non-consolidated] (Yen Billion)

Fiscal ‘03 Fiscal ‘04

Change %

1 Fees and Commissions 153.3 189.6 36.2 23.6%

2 Domestic 93.1 125.1 31.9 34.3%

3 International 60.2 64.4 4.2 7.0%

4 Net trading profit 54.7 65.1 10.3 18.9%

5 Domestic 8.4 (1.8) (10.2) (122.0%)

6 International 46.3 66.9 20.6 44.5%

7 Net other business income 82.9 97.6 14.7 17.7%

8 (Net Securities Gains) (32.3) 28.1 60.5 187.2%

9 (Net Derivatives Gains) 22.2 (40.9) (63.1) (284.1%)

10 Domestic (18.7) 31.7 50.4 268.8%

11 Net Securities Gains (30.1) 23.0 53.1 176.4%

12 International 101.6 65.9 (35.7) (35.1%)

13 Net Foreign Exchange Gains 84.0 94.1 10.1 12.1%

14 Net Securities Gains (2.2) 5.1 7.3 334.5%

15 Net Unrealized Gains on Bonds* (6.3) 7.3 13.6 216.3%

*Marketable securities available for sale (including foreign bonds)

[Non-consolidated] (Yen Billion)

Fiscal ‘03 Fiscal ‘04

Change %

1 General & Administrative Expenses 458.4 478.9 20.4 4.4%

2 Personnel Expenses 172.2 172.7 0.4 0.2%

3 Non-personnel Expenses 262.4 280.2 17.8 6.8%

4 Depreciation 60.8 62.7 1.9 3.2%

5 Deposit Insurance 32.6 35.1 2.5 7.6%

6 Rent Expenses 36.8 38.7 1.8 5.0%

7 Supplies Expenses 4.9 5.2 0.3 6.1%

8 Marketing Expenses 4.7 8.2 3.4 74.0%

9 Taxes 23.8 25.9 2.1 9.0%

10 Total numbers of offices, etc. 340 351 11 3.2%

11 Domestic 267 278 11 4.1%

12 Branches 249 250 1 0.4%

13 Sub-branches 18 28 10 55.5%

14 International 73 73 - -

15 Branches 43 42 (1) (2.3%)

16 Sub-branches 14 15 1 7.1%

17 Rep. office 16 16 - -

18 Number of employees* 14,468 14,047 (421) (2.9%)

* Excluding temporary employees

G&A Expenses, Personnel and Branch Numbers

Branch Numbers 450 400 350 300 250 200 150 100 50 0

Mar’00 Mar’01 Mar’02 Mar’03 Mar’04 Mar’05

Domestic

International

Personnel Numbers

20,000 16,000 12,000 8,000 4,000 0

Mar’01 Mar’02 Mar’03 Mar’04 Mar’05

[ Non-consolidated]

Mar. 31, 2004 Sep.30. 2004 Mar. 31, 2005

(A) (B) (C) Change (C-A) Change (C-B)

1 Normal 0.13% 0.12% 0.12% (0.01%) 0.00%

2 Close Watch 9.38% 6.38% 7.86% (1.52%) 1.47%

3 (Excluding Secured Assets) 15.08% 12.47% 13.18% (1.90%) 0.70%

4 Close Watch* 5.16% 4.75% 4.52% (0.64%) (0.23%)

5 (Excluding Secured Assets) 9.05% 9.32% 8.09% (0.95%) (1.22%)

6 Internal Rating 10 2.10% 2.10% 2.28% 0.18% 0.17%

7 Internal Rating 11 11.10% 9.94% 10.09% (1.00%) 0.15%

8 Borrowers with claims under close observation 21.68% 16.56% 17.81% (3.86%) 1.25%

9 (Excluding Secured Assets) 28.02% 31.46% 25.05% (2.96%) (6.40%)

10 Under high risk of Bankruptcy (Excluding Secured Assets) 61.19% 44.98% 59.33% (1.86%) 14.35%

Reserve Ratio

* Close Watch is classified into two ratings based on the credit profile of borrowers Note : Above figures excluding certain mortgage and consumer loans

Valuation Differences on Securities/Redemption Schedule of Bonds

Valuation Differences on Securities* [Non-consolidated]

(Yen Billion)

		As of March 31,2005				As of March 31,2004		
		Valuation difference				Valuation difference		
		(A)	(A)-(B)	Gains	Losses	(B)	Gains	Losses
1	Debt securities being held to maturity	16.5	15.8	16.5	0.0	0.6	1.9	1.2
2	Securities available for sale	746.7	108.4	847.6	100.8	638.3	759.1	120.8
3	Domestic equity securities	706.6	106.7	757.7	51.1	599.8	674.6	74.7
4	Domestic bonds	25.5	40.5	32.1	6.6	(15.0)	21.0	36.0
5	Other	14.6	(38.8)	57.7	43.0	53.4	63.5	10.0
6	Total	763.3	124.3	864.1	100.8	638.9	759.1	120.8
7	Domestic equity securities	706.6	106.7	757.7	51.1	599.8	674.6	74.7
8	Domestic bonds	42.0	56.6	48.6	6.6	(14.6)	22.6	37.2
9	Other	14.6	(39.1)	57.7	43.0	53.7	63.8	10.0

*The equity securities available for sale of subsidiaries and affiliated companies are excluded

Redemption Schedule of Bonds*[1] [Non-consolidated]

(Yen Billion)

		Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Total	
							Change from 04/3
1	Domestic bonds	4,621.0	8,958.8	755.3	1,048.4	15,383.7	575.8
2	Government bonds	4,063.6	7,368.1	670.3	*2 1,020.0	13,122.1	172.4
3	Municipal bonds	34.9	81.8	12.8	-	129.6	(77.7)
4	Corporate bonds	522.4	1,508.9	72.1	28.3	2,131.9	481.2
5	Other bonds	480.2	1,085.8	593.9	1,975.4	4,135.4	1,790.0
6	Total	5,101.2	10,044.6	1,349.3	3,023.8	19,519.1	2,365.9

*1 Bonds classified as securities available for sale and being held to maturity

*2 Including 838.0(yen bn) 15y floating rate JGBs

Appendix : Valuation Differences on Equity Securities Available for Sale of Subsidiaries and Affiliated Companies

At March 31, 2005 (in millions)

	Amount in the balance sheet	Market value	Differences
Subsidiaries	371,938	826,747	454,808
Affiliated Companies	2,215	12,050	9,835
Total	374,153	838,797	464,643

At March 31, 2004 (in millions)

	Amount in the balance sheet	Market value	Differences
Subsidiaries	378,967	861,344	482,376
Affiliated Companies	3,048	14,180	11,131
Total	382,016	875,524	493,508

Bank of Tokyo-Mitsubishi

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Derivatives which Qualify for Hedge-Accounting

Derivatives which qualify for hedge-accounting [Non-consolidated] Deferred gains(losses) for derivatives

(Yen Billion)

As of Mar 31 ,2005

Notional principal Market value

or contract amount

1 Interest Rate Futures 4,653.6 (0.4)

2 Interest Rate Swaps 23,665.8 90.5

3 Others(Interest rate-related) 9.9 0.0

4 Others(Exclude Interest rate-related) 3,459.4 (25.8)

5 Total 64.2

As of Mar 31 ,2005 Deferred hedge profit Deferred hedge loss (Yen Billion) Deferred hedge profit and loss

1 Interest Rate Futures 6.9 9.3 (2.4)

2 Interest Rate Swaps 181.0 181.0 0.0

3 Others (Interest rate-related) 0.0 0.0 0.0

4 Others (Exclude Interest rate-related) 24.8 24.4 0.4

5 Total 212.9 214.9 (1.9)

Note: Including the deferred gains/losses for derivatives which had been qualified for macro-hedge-accounting as well as being qualified hedge-accounting

Residual schedule of notional principal classified as interest rate swap [Non-consolidated]

(Yen Billion)

As of Mar 31,2005

Due within 1 year Due after 1 year through 5 years Due after 5 years Total

1 Receivable fixed rate/payable floating rate 6,217.8 9,848.5 1,306.9 17,373.3

2 Receivable floating rate/payable fixed rate 2,757.6 2,195.0 1,329.7 6,282.4

3 Receivable floating rate/payable floating rate 0.0 10.0 0.0 10.0

4 Total 8,975.5 12,053.5 2,636.6 23,665.8

Exposures for Asia/South America/Russia by Nationality of Borrowers

[Consolidated]

(U$ Million)

		Total Exposure (a)						Total Exposure (b)			Country Exposure (c)*	(c)/(a)
		05/3	Short Term	Mid/Long Term	Japanese	Non-Japanese	Financial Institution	04/3	Change (a) - (b)	%	05/3	
1	a. Thailand	3,756	2,110	1,646	2,468	1,223	65	2,633	1,123	42.7%	2,087	55.6%
2		100.0%	56.2%	43.8%	65.7%	32.6%	1.7%					
3	b. Indonesia	1,415	1,035	380	1,067	306	42	1,113	302	27.1%	290	20.5%
4		100.0%	73.1%	26.9%	75.4%	21.6%	2.9%					
5	c. Malaysia	1,858	894	964	650	1,107	101	1,631	227	13.9%	820	44.1%
6		100.0%	48.1%	51.9%	35.0%	59.6%	5.5%					
7	d. Philippines	696	368	328	200	339	157	771	(75)	(9.7%)	395	56.8%
8		100.0%	52.9%	47.1%	28.7%	48.7%	22.6%					
9	e. Korea	2,821	1,807	1,014	503	1,257	1,061	2,636	185	7.0%	2,010	71.3%
10		100.0%	64.0%	36.0%	17.8%	44.6%	37.6%					
11	(Sub-Total a-e)	10,547	6,214	4,332	4,888	4,232	1,427	8,785	1,763	20.1%	5,602	53.1%
12		100.0%	58.9%	41.1%	46.3%	40.1%	13.5%					
13	f. Singapore	4,136	2,554	1,582	2,066	1,734	336	4,413	(277)	(6.3%)	2,532	61.2%
14		100.0%	61.8%	38.2%	50.0%	41.9%	8.1%					
15	g. Hong Kong	5,041	2,531	2,510	1,902	2,943	196	4,829	212	4.4%	3,349	66.4%
16		100.0%	50.2%	49.8%	37.7%	58.4%	3.9%					
17	h. Taiwan	1,177	955	222	330	417	430	943	234	24.8%	425	36.1%
18		100.0%	81.1%	18.9%	28.0%	35.4%	36.5%					
19	i. China	3,770	2,788	982	2,238	1,032	500	3,038	732	24.1%	2,517	66.8%
20		100.0%	74.0%	26.0%	59.4%	27.4%	13.3%					
21	(Total a-i)	24,670	15,042	9,628	11,424	10,358	2,888	22,008	2,663	12.1%	14,425	58.5%
22		100.0%	61.0%	39.0%	46.3%	42.0%	11.7%					
23	j. Argentina	74	39	35	18	56	0	206	(132)	(64.1%)	8	10.8%
24		100.0%	52.7%	47.3%	24.3%	75.7%	0.0%					
25	k. Brazil	862	475	387	180	427	255	1,032	(170)	(16.5%)	668	77.5%
26		100.0%	55.1%	44.9%	20.9%	49.5%	29.6%					
27	l. Mexico	922	394	528	261	553	108	942	(20)	(2.1%)	432	46.9%
28		100.0%	42.7%	57.3%	28.3%	60.0%	11.7%					
29	(Total j-l)	1,858	908	950	459	1,036	363	2,180	(322)	(14.8%)	1,108	59.6%
30		100.0%	48.9%	51.1%	24.7%	55.8%	19.5%					
31	Russia	292	71	221	17	137	138	181	111	61.3%	275	94.2%
32		100.0%	24.2%	75.8%	5.8%	47.0%	47.2%					
33	Turkish	537	378	159	41	137	359	441	96	21.8%	425	79.1%
34		100.0%	70.4%	29.6%	7.6%	25.5%	66.9%					

* Country Exposure = (Loan + Acceptances & Guarantees + Trade credit + Securities) - (Exposures in local Ccy + Exposures secured by insurance or guarantee on transfer risk + Exposures secured by deposit in local Ccy)

Bank of Tokyo-Mitsubishi

14

MTFG

Financial Data of Mitsubishi Securities

Consolidated Financial Summary

Clients assets in custody

Consolidated Financial Summary (in millions of Yen)

Fiscal 03’ Fiscal 04’ Change(%)

Operating revenue 136,321 155,540 14.09%

Net revenue 127,312 131,936 3.63%

Selling,general & administrative expenses 99,276 110,737 11.54%

Operating income(loss) 28,035 21,199 (24.38%)

Ordinary income(loss) 32,380 24,315 (24.90%)

Net income(loss) 36,132 18,823 (47.90%)

Total assets 4,714,770 7,285,213 54.51%

Shareholders equity 375,213 390,248 4.00%

Earning(loss) per share(Yen) 77.31 40.15 (37.16)

Shareholders equity per share(Yen) 804.32 836.28 31.96

(Yen billion)

14,000 12,000 10,000 8,000 6,000 4,000 2,000 0

Mar 01 Mar 02 Mar 03 Mar 04 Mar 05

Equities Bonds Mutual Funds

Note:

The figures of 2001,2002 are the former KOKUSAI Securities’.

Equities and Bonds are based on the market value, and Mutual funds are the principal amount.

Financial Data of UNIONBANCAL CORPORATION

[ UNIONBANCAL CORPORATION Consolidated Financial Highlights ]

(USD million)

FY2001 FY2002 FY2003 FY2004 Change

1 Net Interest Income (A) 1,526 1,564 1,571 1,648 77

2 Noninterest Income (B) 668 685 794 989 195

3 Noninterest Expense (C) 1,191 1,296 1,408 1,524 115

4 (A)+(B)-(C) 1,002 952 957 1,114 156

5 Provision for credit losses 285 175 75 (35) (110)

6 Income before tax 717 777 882 1,149 266

Income tax expense and 7 Taxable-equivalent adjustment 235 249 295 416 121

8 Net Income 481 527 587 732 145

9 BIS ratio 13.35% 12.93% 14.14% 12.17% (1.97%)

10 Tier 1 ratio 11.47% 11.18% 11.31% 9.71% (1.60%)

11 N.P.A / Total Assets 1.37% 0.84% 0.68% 0.34% (0.34%)

12 Earnings per share $3.04 $3.38 $3.90 $4.87 $0.97

Balance* of Deposits Balance* of Deposits

(USD million)

45,000 40,000 35,000 30,000 25,000 20,000 15,000 10,000 5,000 0

2001 2002 2003 2004

Noninterest Bearing Interest Bearing

*Average balance for the last quarter term

Balance of Residential Mortgage Loan Balance of Residential Mortgage Loan

(USD million)

12,000 10,000 8,000 6,000 4,000 2,000 0

2001 2002 2003 2004

Retail Data (1)

Balance of Domestic Individual Deposits in Yen

+¥460bn.

+¥460bn. (04/3-05/3) (04/3-05/3)

(Yen Billion)

28,000 27,000 26,000 25,000 24,000 23,000 22,000 21,000 20,000

Mar-03 Sep-03 Mar-04 Sep-04 Mar-05

Balance of Super Deposit Accounts

+¥1Tn.

+¥1Tn. (04/3-05/3) (04/3-05/3)

2,830ths. Accounts 2,830ths. Accounts as of Mar31.2005

(Yen Billion)

10,000 9,000 8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

0

Mar-03 Sep-03 Mar-04 Sep-04 Mar-05

Balance of Individual Deposits in Foreign Currency

+¥80bn.

+¥80bn. (04/3-05/3) (04/3-05/3)

(Yen Billion)

850 800 750 700 650 600 550 500 450 400

Mar-03 Sep-03 Mar-04 Sep-04 Mar-05

# of accounts of BTM Direct

+316ths.

+316ths. (04/3-05/3) (04/3-05/3)

(Thousand)

2,500

2,000

1,500

1,000

500

0

Retail Data (2)

Balance of Residential Mortgage Loan*

+¥200bn.

+¥200bn. (04/3-05/3) (04/3-05/3)

(Yen Billion)

8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0

Mar-99 Mar-00 Mar-01 Mar-02 Mar-03 Mar-04 Mar-05

*Excluding construction loan for rental properties

Balance of Investment Trust Sales*

+¥150bn.

+¥150bn. (04/3-05/3) (04/3-05/3)

(Yen Billion)

900 800 700 600 500 400 300 200 100 0

Mar-03 Sep-03 Mar-04 Sep-04 Mar-05

*Market value basis

Volume of New Residential Mortgage Loan *

¥1.13Tn.

¥1.13Tn. (FY’04 ) (FY’04 )

(Yen Billion)

1,600 1,400 1,200 1,000 800 600 400 200 0

FY 00 FY 01 FY 02 FY 03 FY 04

*Excluding construction loan for rental properties

Balance of Equity Investment Trust Sales*

+¥230 bn.

+¥230 bn. (04/3-05/3) (04/3-05/3)

(Yen Billion)

800 700 600 500 400 300 200 100 0

Mar-03 Sep-03 Mar-04 Sep-04 Mar-05

*Market value basis

Part 2: Mitsubishi Trust (P20-33)

Summary of Financial Results (1)

[Non-consolidated]

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15

Fiscal ‘03

Fiscal ‘04

Change

(Yen Billion)

%

Gross Profits 329.0 320.6 (8.3) (2.5%)

(Gross Ordinary Profit before Trust Accounts Charge-Offs) (A)* 339.0 323.9 (15.1) (4.4%)

Trust Fees 70.4 83.8 13.4 19.0%

(Trust Fees before Trust Accounts Charge-Offs)* 80.5 87.2 6.6 8.2%

(Credit Related Costs for Trust Accounts)** (1) (10.0) (3.3) 6.7 67.1%

Net Interest Income 202.8 170.1 (32.7) (16.1%)

Net Fees and Commissions 44.2 62.5 18.3 41.6%

Net Trading Profits 0.4 5.3 4.9 1,220.4%

Net Other Business Income 11.0 (1.2) (12.3) (111.4%)

Net Gains(Losses) on Dedt Securities 7.7 3.4 (4.2) (55.3%)

General and Administrative Expenses(B) 151.0 138.6 (12.4) (8.2%)

Expense Ratio (B) / (A) 44.5% 42.7% (D1.7points) (3.9%)

Net Business Profits before Credit Costs for Trust Accounts and

188.0 185.3 (2.6) (1.4%)

Provision for Formula Allowance for Loan Losses ((1)+(2)+(3))

Provision for Formula Allowance for Loan Losses (2) (17.4) - 17.4 -

Net Business Profit (3) 195.4 182.0 (13.4) (6.8%)

* Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

Summary of Financial Results (2)

[Non-consolidated] (Yen Billion)

Fiscal ‘03 Fiscal ‘04

Change %

1 Net Non-Recurring Gains (Losses) (56.9) (44.6) 12.3 21.7%

2 Net Gains (Losses) on Equity Securities (0.3) (2.0) (1.7) (520.6%)

3 Net Gains(Losses) on Equity Securities 8.0 28.3 20.2 251.3%

4 Losses on Write Down of Equity Securities (8.3) (30.3) (21.9) (262.1%)

5 Credit Related Costs for Banking Accounts (4) (37.0) (37.6) (0.5) (1.5%)

6 Others (19.5) (4.8) 14.6 75.1%

7 Ordinary Profits(Losses) 138.5 137.4 (1.0) (0.7%)

8 Net Special Gains (7.2) 33.0 40.2 558.5%

9 Reversal of allowance for loan losses (5) - 32.3 32.3 -

10 Profit on Recoveries of Charged-offs Claims 4.8 6.4 1.6 34.8%

10 Losses on impairment of fixed assets (1.7) (0.1) 1.5 88.8%

11 Gain (Loss) before Income Taxes and Others 131.2 170.5 39.2 29.8%

11 Income Taxes-current (32.9) 0.6 33.5 101.8%

12 Income Taxes-deferred 41.4 65.7 24.3 58.6%

12 Net Income(Losses) 122.7 104.1 (18.6) (15.1%)

13 Total Credit Costs ((1)+(2)+(4)+(5)) 29.6 8.6 (21.0) (70.9%)

Summary of Financial Results (3)

[Non-consolidated] (Yen Billion)

		Fiscal '03	Fiscal '04		
		(04/3)	(05/3)	Change	%
1	Total Assets	19,364.2	**16,535.6**	(2,828.5)	(14.6%)
2	Loans and Bills Discounted	8,573.1	**8,302.5**	(270.5)	(3.1%)
3	Investment Securities	7,416.3	**5,111.6**	(2,304.7)	(31.0%)
4	Japanese Government Bonds	2,034.8	**1,949.0**	(85.8)	(4.2%)
5	Domestic Equity Securities	907.8	**860.6**	(47.1)	(5.1%)
6	Other Assets	783.9	**547.1**	(236.7)	(30.2%)
7	Deferred Tax Assets	185.2	**145.6**	(39.6)	(21.4%)
8	Allowance for Loan Losses	(201.9)	**(161.9)**	40.0	19.8%
9	Total Liabilities	18,385.6	**15,524.1**	(2,861.4)	(15.5%)
10	Deposits	10,844.7	**10,212.5**	(632.2)	(5.8%)
11	Payables under Repurchase Agreements	503.9	**273.1**	(230.8)	(45.8%)
12	Short Term Bonds and Notes	40.0	**286.0**	246.0	615.0%
13	Bonds and Notes	242.8	**303.8**	61.0	25.1%
14	Due to Trust Account	1,380.2	**1,231.3**	(148.9)	(10.7%)
15	Other Liabilities	474.0	**347.8**	(126.2)	(26.6%)

[Non-consolidated] (Yen Billion)

		Fiscal '03	Fiscal '04		
		(04/3)	(05/3)	Change	%
16	Total Shareholder's Equity	978.5	**1,011.4**	32.8	3.3%
17	Capital Stock	324.2	**324.2**	-	-
18	Capital Surplus	274.7	**274.7**	-	-
19	Retained Earnings	202.3	**273.2**	70.9	35.0%
20	Earned Surplus Reserve	49.5	**49.5**	-	-
21	General-Purpose Reserve	19.2	**109.2**	89.9	468.5%
22	Unappropriated Retained Earnings (Losses) at the end of period	133.6	**114.5**	(19.0)	(14.2%)
23	Land Revaluation Excess	(9.4)	**(9.2)**	0.1	1.6%
24	Unrealized Gains (Losses) on Securities Available for Sale	186.6	**148.3**	(38.2)	(20.4%)

THE MITSUBISHI TRUST AND BANKING CORPORATION
22
MTFG

Interest Rate Spread Analysis (Domestic&International)

Interest earning assets & bearing liabilities [Non-consolidated] (Yen Billion)

		Fiscal '03		**Fiscal '04**			
			(Yield)		**(Yield)**	Change	%
1	Net Interest Income	202.8		**170.1**		(32.7)	
2	Av. Int. Earning Assets	17,610.1	1.62%	**15,997.8**	**1.53%**	(1,612.2)	▲9bp
3	Loans	8,340.8	1.18%	**8,385.5**	**1.11%**	44.6	▲6bp
4	Securities	7,097.9	2.23%	**5,961.4**	**2.02%**	(1,136.4)	▲21bp
5	Japanese Government Bonds	1,817.4	0.84%	**2,280.0**	**0.56%**	462.6	▲28bp
6	Domestic Equity Securities	811.0	1.00%	**732.4**	**1.33%**	(78.6)	32bp
7	Due from banks	846.6	1.27%	**815.9**	**1.81%**	(30.6)	53bp
8	Av. Int. Bearing Liabil.	17,718.5	0.47%	**16,149.8**	**0.46%**	(1,568.6)	▲1bp
9	Deposits	10,967.3	0.32%	**10,496.3**	**0.38%**	(471.0)	5bp
10	CDs	1,316.7	0.10%	**1,299.1**	**0.17%**	(17.5)	7bp
11	Payables under repo transac.	472.5	1.05%	**425.8**	**0.65%**	(46.7)	▲40bp
12	Others*	1,153.1	0.77%	**1,162.6**	**0.54%**	9.5	▲22bp

*Call money and bills sold + Borrowed money

Interest rate spread [Non-consolidated]

		Fiscal '03	**Fiscal '04**	
				Change
1	Avg. int. rate on int. earning assets (A)	1.62%	**1.53%**	▲9bp
2	Avg. int. rate on Loans (B)	1.18%	**1.11%**	▲6bp
3	Avg. int. rate on Investment Sec.	2.23%	**2.02%**	▲21bp
4	Avg. int. rate on int. bearing liabilities (C)	0.47%	**0.46%**	▲1bp
5	Avg. int rate on Deposits, NCD, Debenture (D)	0.30%	**0.35%**	5bp
6	Avg. interest rate spread (A) - (C)	1.15%	**1.06%**	▲8bp
7	Avg. loans and deposits spread (B) - (D)	0.87%	**0.75%**	▲12bp

THE MITSUBISHI TRUST AND BANKING CORPORATION
23
MTFG

Interest Rate Spread Analysis (Domestic)

Interest earning assets & bearing liabilities [Non-consolidated] (Yen Billion)

		Fiscal '03	(Yield)	Fiscal '04	(Yield)	Change	%
1	Net Interest Income	98.5		**107.2**		8.7	
2	Av. Int. Earning Assets	12,904.4	0.94%	**13,158.8**	**0.93%**	254.4	▲0bp
3	Loans	7,722.6	1.09%	**7,887.1**	**1.03%**	164.5	▲6bp
4	Securities	3,300.7	0.93%	**3,590.4**	**0.99%**	289.7	6bp
5	Japanese Government Bonds	1,817.4	0.84%	**2,280.0**	**0.56%**	462.6	▲28bp
6	Domestic Equity Securities	811.0	1.00%	**732.4**	**1.33%**	(78.6)	32bp
7	Call Loans	86.4	0.00%	**160.6**	**0.01%**	74.1	0bp
8	Av. Int. Bearing Liabil.	12,999.9	0.17%	**13,243.6**	**0.12%**	243.6	▲5bp
9	Deposits	9,265.7	0.15%	**9,045.1**	**0.12%**	(220.6)	▲2bp
10	CDs	1,289.0	0.03%	**1,239.7**	**0.02%**	(49.3)	▲0bp
11	Payables under repo transac.	78.3	0.00%	**233.6**	**0.00%**	155.3	▲0bp
12	Others*	583.2	0.37%	**867.4**	**0.26%**	284.2	▲10bp

*Call money and bills sold + Borrowed money

Interest rate spread [Non-consolidated]

		Fiscal '03	Fiscal '04	Change
1	Avg. int. rate on int. earning assets (A)	0.94%	**0.93%**	▲0bp
2	Avg. int. rate on Loans (B)	1.09%	**1.03%**	▲6bp
3	Avg. int. rate on Investment Sec.	0.93%	**0.99%**	6bp
4	Avg. int. rate on int. bearing liabilities (C)	0.17%	**0.12%**	▲5bp
5	Avg. int rate on Deposits, NCD, Debenture (D)	0.14%	**0.11%**	▲2bp
6	Avg. interest rate spread (A) - (C)	0.76%	**0.81%**	5bp
7	Avg. loans and deposits spread (B) - (D)	0.95%	**0.91%**	▲3bp

THE MITSUBISHI TRUST AND BANKING CORPORATION
24
MTFG

Interest Rate Spread Analysis (International)

Interest earning assets & bearing liabilities [Non-consolidated] (Yen Billion)

Fiscal ‘03 Fiscal ‘04

(Yield) (Yield) Change %

1 Net Interest Income 104.3 62.8 (41.4)

2 Av. Int. Earning Assets 6,147.6 2.72% 3,906.1 3.13% (2,241.5) 41bp

3 Loans 618.2 2.22% 498.3 2.34% (119.8) 11bp

4 Call Loans 8.9 1.09% 9.2 1.89% 0.3 79bp

5 Securities 3,797.1 3.37% 2,370.9 3.58% (1,426.1) 21bp

6 Due from banks 846.4 1.27% 799.7 1.85% (46.7) 57bp

7 Av. Int. Bearing Liabil. 6,160.5 1.02% 3,973.3 1.50% (2,187.2) 47bp

8 Deposits 1,701.6 1.25% 1,451.1 1.94% (250.4) 69bp

9 CDs 27.6 3.45% 59.4 3.39% 31.7 5bp

Payables under repo transac.

10 394.2 1.26% 192.2 1.43% (202.0) 17bp

11 Others* 569.8 1.17% 295.2 1.37% (274.6) 19bp

*Call money and bills sold + Borrowed money

Interest rate spread [Non-consolidated]

Fiscal ‘03 Fiscal ‘04

Change

1 Avg. int. rate on int. earning assets (A) 2.72% 3.13% 41bp

2 Avg. int. rate on Loans (B) 2.22% 2.34% 11bp

3 Avg. int. rate on Investment Sec. 3.37% 3.58% 21bp

4 Avg. int. rate on int. bearing liabilities (C) 1.02% 1.50% 47bp

Avg. int rate on Deposits, NCD,

5 1.28% 2.00% 71bp

Debenture (D)

6 Avg. interest rate spread (A)—(C) 1.69% 1.63% 6bp

7 Avg. loans and deposits spread (B)—(D) 0.93% 0.34% 59bp

Fees and Commissions Income

Trust Fees [Non-consolidated] (Yen Billion)

		Fiscal '03	Fiscal '04	Change	%
1	Trust Fees	70.4	**83.8**	13.4	19.0%
2	Loan Trusts & Jointly Operated Money Trusts	27.4	**40.0**	12.6	46.3%
3	(Before Trust account charge-offs) *	37.4	**43.4**	5.9	15.9%
4	Pension Trusts, Investment Trusts, etc	38.3	**38.9**	0.5	1.5%
5	Real Estate Trusts and others	4.6	**4.8**	0.1	3.1%
6	Credit Related Costs for Trust Accounts	(10.0)	**(3.3)**	6.7	67.0%

* Fees from loan trusts and jointly operated money trusts + charge-offs of loan losses in the trust account

Fees and commissions income ratio*: 32.8%

(Change from fiscal '03: +7.1%)

* (Net fees and commissions +Trust fees −Trust fees from loan trust and jointly operated money trust) ÷Gross profits before trust accounts charge-offs

Fees and Commissions [Non-consolidated] (Yen Billion)

		Fiscal '03	Fiscal '04	Change	%
1	Fees and Commissions	44.2	**62.5**	18.3	41.6%
2	Stock Transfer Agency	15.3	**17.8**	2.5	16.4%
3	Real Estate	14.0	**23.1**	9.1	64.8%
4	Securities	3.9	**8.1**	4.1	104.7%
5	Others	10.8	**13.4**	2.5	23.9%

Stock Transfer Agency Business and Real Estate Business

			Fiscal '03	Fiscal '04	Change	%
1	Stock Transfer Agency Business	Number of companies represented	916	**979**	63	6.9%
2		Number of shareholders under management (million)	6.4	**6.7**	0.3	5.4%
3	Real Estate Business	Transaction value (Yen Billion)	471.2	**573.7**	102.5	21.8%

THE MITSUBISHI TRUST AND BANKING CORPORATION

26

MTFG

G&A Expenses, Personnel and Branch Numbers

[Non-consolidated] (Yen Billion)

Fiscal ‘03 Fiscal ‘04

Change %

1 General & Administrative Expenses 151.0 138.6 (12.4) (8.2%)

2 Personnel Expenses 61.9 49.8 (12.1) (19.5%)

3 Non-personnel Expenses 83.9 82.0 (1.9) (2.2%)

4 Depreciation 15.2 16.4 1.2 8.1%

5 Deposit Insurance Fee 9.0 8.8 (0.2) (2.7%)

6 Taxes 5.1 6.7 1.6 32.3%

7 Total numbers of branches, etc. 56 56 - -

8 Domestic 48 49 1 2.0%

9 Branches 47 44 (3) (6.3%)

10 Sub-branches 1 5 4 400.0%

11 International 8 7 (1) -

12 Branches 5 5 - -

13 Sub-branches - - - -

14 Rep. office 3 2 (1) -

15 Number of employees* 5,855 5,647 (208) (3.5%)

* Excluding temporary employees

Reserve Ratio

[Banking account : Non-consolidated]

Sep. 30, 2003 Mar. 31, 2004 Sep. 30, 2004 Mar. 31, 2005

(C) (B) (A) Change (A-C) Change (A-B)

1 Normal 0.25% 0.19% 0.15% 0.17% (0.02%) 0.02%

2 Close Watch 8.51% 9.49% 5.48% 8.25% (1.24%) 2.77%

3 (Excluding Secured Assets) 17.30% 18.22% 14.94% 15.49% (2.73%) 0.55%

4 Close Watch* 4.34% 3.69% 3.52% 3.19% (0.50%) (0.33%)

5 (Excluding Secured Assets) 8.87% 7.57% 8.93% 7.02% (0.55%) (1.91%)

6 Internal Rating 10 3.53% 2.60% 2.31% 2.78% 0.18% 0.47%

7 Internal Rating 11 9.15% 9.40% 9.58% 7.56% (1.84%) (2.02%)

8 Borrowers with claims under close observat 18.44% 19.94% 10.25% 24.92% 4.98% 14.67%

9 (Excluding Secured Assets) 37.03% 34.37% 34.14% 31.47% (2.90%) (2.67%)

Under high risk of Bankruptcy

10 77.03% 73.67% 75.87% 82.12% 8.45% 6.25%

(Excluding Secured Assets)

* Close Watch is classified into two ratings based on the credit profile of borrowers

Valuation Differences on Securities/Redemption Schedule of Bonds

Valuation Differences on Securities [Non-consolidated] (Yen Billion)

		As of March 31,2005				As of March 31,2004		
		Valuation difference				Valuation difference		
		(A)	(A)-(B)	Gains	Losses	(B)	Gains	Losses
1	Debt securities being held to maturity	**5.7**	(1.1)	5.7	-	6.8	6.8	0.0
2	Securities available for sale	**249.1**	(65.4)	268.9	19.8	314.6	337.9	23.3
3	Domestic equity securities	**191.7**	(3.4)	206.5	14.8	195.1	213.6	18.5
4	Domestic bonds	**28.5**	10.1	28.6	0.0	18.4	19.6	1.2
5	Other	**28.8**	(72.2)	33.7	4.9	101.0	104.5	3.5
6	Total	**254.8**	(66.6)	274.6	19.8	321.5	344.8	23.3
7	Domestic equity securities	**191.7**	(3.4)	206.5	14.8	195.1	213.6	18.5
8	Domestic bonds	**34.3**	9.9	34.4	0.0	24.3	25.6	1.2
9	Other	**28.8**	(73.1)	33.7	4.9	101.9	105.4	3.5

Redemption Schedule of Bonds* [Non-consolidated] (Yen Billion)

		Due within 1 year	Due after 1 year through 5 years	Due after 5 year through 10 years	Due after 10 years	Total	
							Change from 04/03
10	Domestic bonds	762.7	1,008.2	412.9	237.9	2,421.9	(50.7)
11	Government bonds	710.5	688.6	313.7	236.1	1,949.0	(85.8)
12	Municipal bonds	4.4	55.1	45.6	-	105.2	(45.3)
13	Corporate bonds	47.6	264.5	53.5	1.8	367.5	80.4
14	Other bonds	137.4	969.2	481.5	149.1	1,737.4	(2,224.9)
15	Total	900.2	1,977.5	894.5	387.0	4,159.3	(2,275.7)

* Bonds classified as securities available for sale and being held to maturity

**Government bonds due after 10 years are all floating rate bonds

THE MITSUBISHI TRUST AND BANKING CORPORATION
29
MTFG

Derivatives which Qualify for Hedge-Accounting

Derivatives which qualify for hedge-accounting

[Non-consolidated] (Yen Billion)

As of March 31, 2005 Notional principal or contract amount Market value

1 Interest Rate Futures - -

2 Interest Rate Swaps 6,413.5 12.2

3 Currency Swap,etc. 1,392.8 (21.4)

4 Others(Interest rate-related) - -

5 Others(Exclude Interest rate-related) - -

6 Total (9.1)

Residual schedule of notional principal classified as interest rate swap

[Non-consolidated] (Yen Billion)

As of March 31, 2005

Due within 1 year Due after 1 year through 5 years Due after 5 years Total

7 Receivable fixed rate/payable floating rate 1,929.9 3,424.9 158.0 5,512.8

8 Receivable floating rate/payable fixed rate 162.5 512.6 225.5 900.6

9 Receivable floating rate/payable floating rate - - - -

10 Total 2,092.5 3,937.5 383.5 6,413.5

Deferred gains/losses for derivatives*1

[Non-consolidated] (Yen Billion)

As of March 31, 2005

Deferred hedge profit Deferred hedgeloss Deferred hedge profit and loss

11 Interest Rate Futures - - -

12 Interest Rate Swaps 41.0 33.0 7.9

13 Currency Swap, etc. 0.6 0.5 0.1

14 Others(Interest rate-related) - 0.1 (0.1)

15 Others(Exclude Interest rate-related) - - -

16 Total 41.6 33.6 8.0

*1 Including the deferred gains/losses for the derivatives which had been qualified for macro-hedge-accounting as well as being qualified for hedge-accounting

Exposures for Asia/South America by Nationality of Borrowers

(US $ Million)

		Total Exposure 05/03	Short Term	Mid/Long Term	Japanese	Non-Japanese	Financial Institution	Total Exposure 04/3	Change from 04/3	%
1	a. Thailand	157	35	121	118	33	5	172	(15)	(8.6%)
2		100.0%	22.3%	77.1%	75.2%	21.0%	3.2%			
3	b. Indonesia	78	52	25	75	3	-	65	13	19.9%
4		100.0%	66.7%	32.1%	96.2%	3.8%	-			
5	c. Korea	-	-	-	-	-	-	2	(2)	(100.0%)
6		100.0%	-	-	-	-	-			
7	(Sub-Total a-c)	235	88	147	194	36	5	239	(4)	(1.7%)
8		100.0%	37.4%	62.6%	82.6%	15.3%	2.1%			
9	d. Malaysia	7	-	7	7	-	-	9	(2)	(25.0%)
10		100.0%	-	100.0%	100.0%	-	-			
11	e. Philippines	13	-	13	-	13	-	15	(2)	(11.8%)
12		100.0%	-	100.0%	-	100.0%	-			
13	(Sub-Total a-e)	257	88	168	201	49	5	263	(6)	(2.3%)
14		100.0%	34.2%	65.4%	78.2%	19.1%	1.9%			
15	f. Singapore	175	105	70	96	1	77	137	38	27.5%
16		100.0%	60.0%	40.0%	54.9%	0.6%	44.0%			
17	g. Hong Kong	95	52	42	95	0	-	115	(20)	(17.1%)
18		100.0%	54.7%	44.2%	100.0%	0.0%	-			
19	h. Taiwan	24	24	-	-	-	24	178	(154)	(86.5%)
20		100.0%	100.0%	-	-	-	100.0%			
21	i. China	7	1	6	4	3	-	115	(108)	(93.9%)
22		100.0%	14.3%	85.7%	57.1%	42.9%	-			
23	(Total a-i)	559	272	287	397	55	107	808	(249)	(30.8%)
24		100.0%	48.7%	51.3%	71.0%	9.8%	19.1%			
25	j. Argentina	0	0	0	-	0	-	0	0	3.4%
26		100.0%	5.7%	93.4%	-	100.0%	-			
27	k. Brazil	1	-	1	1	-	-	5	(4)	(79.7%)
28		100.0%	-	100.0%	100.0%	-	-			
29	l. Mexico	9	-	9	-	-	9	11	(2)	(17.2%)
30		100.0%	-	100.0%	-	-	100.0%			
31	(Total j-l)	10	0	10	1	0	9	16	(6)	(37.1%)
32		100.0%	0.1%	100.0%	13.5%	3.1%	90.6%			

*MTB does not have any exposures for Russia.

THE MITSUBISHI TRUST AND BANKING CORPORATION

31

MTFG

Fiduciary Asset Management Businesses (book-value/principal basis)

Balance of Fiduciary Assets under Management

Mar. 31, Mar. 31, *1

2004 2005 Change

(Yen Trillion)

1 Total balance of fiduciary assets under management 56.3 62.5 6.2

2 Asset Management 15.3 15.8 0.5

3 Corporate pensions,etc*2 8.0 8.2 0.2

4 Pension Trust:Tax-qualified pensions, Employees’ pension funds & Defined benefit corporate pensions 7.6 7.4 (0.2)

5 Public pensions, Public funds, etc.*2 7.3 8.2 0.9

6 Asset Administration 41.0 46.7 5.8

7 Corporate pensions,etc 7.6 10.5 2.9

Specified Money Trust for Pension:Tax-qualified pensions, Employees’ pension

8 funds, Defined benefit corporate pensions & Defined contribution pensions 6.9 9.7 2.8

9 Investment trusts 9.5 11.5 1.9

10 Public pensions, Public funds, Financial institutions, Non-profit corporation 17.8 20.3 2.5

11 Other trust assets(Securities trusts, Retirement benefit trust, etc.) 6.0 4.4 (1.5)

*1 Including MTBJ (The Master Trust Bank of Japan)

*2 Including discretionary investment management accounts.

Balance of Corporate Pension Funds

Pension Trusts

Specified Money Trusts for Pension

(Yen Trillion)

18 16 14 12 10 8 6 4 2 0

Mar-02 Mar-03* Mar-04* Mar-05*

* Including Defined benefit corporate pension from September, 2002

Balance of Security Specified Money Trusts & Mutual Funds

Publicly Placed Mutual Funds Privately Placed Mutual Funds Security Specified Money Ytusts

(Yen tn)

18.0 16.0 14.0 12.0 10.0 8.0 6.0 4.0 2.0 0.0

Mar-02 Mar-03 Mar-04 Mar-05

Shares for main business of Fiduciary Asset Management Business

Pension Trusts

Specified money trusts for Pension

Privately placed mutual funds

(Asset administration)

Defined contribution pension

(Asset administration)

MTB

21% other trust banks

79%

MTB

32% other trust banks trust

68%

MTB 27% other trust banks

73%

MTB 24% other trust banks 76% 68%

( The figures are on an estimated basis)

Trust Related Businesses

Balance of Mutual Funds Sale and Pension Insurance (Individual)

Mutual Funds for Individuals Pension Insurance

(Yen Bn)

1,000 800 600 400 200

Mar-02 Mar-03 Mar-04 Mar-05

Number of Testamentary Trust Contracts (with execution)

(Contracts)

10,000 8,000 6,000 4,000 2,000 0

Mar-02 Mar-03 Mar-04 Mar-05

Number of Memberships in “The Excellent Club”

(Thousand households)

300 250 200 150 100 50 0

Mar-02 Mar-03 Mar-04 Mar-05

Balance of Entrusted Assets in Real Estate Custody

(Yen tn)

2.5 2.0 1.5 1.0 0.5 0.0

Stock Transfer Agency : Number of Clients* & Shareholders*

(Thousand shareholders)

Shareholders

Clients

(Clients)

7,000 6,500 6,000 5,500 5,000 4,500 4,000

Mar-02 Mar-03 Mar-04 Mar-05

*Including foreign based stocks

33

870

5,949

910

6,257

916

6,365

979

6,707

1,000 900 800 700 600 500 400

Balance of Securitization of Receivables

Residential Mortgage Loan Claim

Others

(Yen tn)

6.0 5.0 4.0 3.0 2.0 1.0 0.0

Mar-02 Mar-03 Mar-04 Mar-05

UFJ Holdings

FY2004 Financial Results

<Data Book>

UFJ

May 31, 2005

Data Book

Disclaimer

This document contains forward-looking statements in regard to forecasts, targets and plans of UFJ Holdings, Inc. (“UFJ”) and its group companies (“the group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this document was produced. In addition, in producing these statements certain assumptions have been utilized. These statements and assumptions are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see the latest disclosure and other public filings made by UFJ and the other companies comprising the group, including Japanese securities reports, annual reports, shareholder convocation notices, and the registration statement on Form F-4 filed by Mitsubishi Tokyo Financial Group, Inc. for additional information regarding such risks and uncertainties.

In addition, information on companies and other entities outside the group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by the new group and cannot be guaranteed.

The financial information used in this document was prepared in accordance with accounting standards generally accepted in Japan, or Japanese GAAP.

Data Book

Risk Factors

The success of the management integration and achieving the financial targets presented in this presentation is subject to many uncertainties and risks. The following are a few of those risks. See also other public filings made by MTFG and UFJ Holdings, including the Form F-4 that was filed by MTFG with the SEC.

Possible difficulties in integrating the business and operations of MTFG and UFJ, including:

unanticipated asset-quality problems in MTFG and UFJ’s asset portfolio;

delay or difficulties in integrating the domestic and overseas branch and subsidiary network and head office functions;

difficulties in integrating information and management systems;

difficulties in integrating personnel and corporate culture;

difficulties in implementing and maintaining uniform internal controls, disclosure policies and other standards to a significantly larger operation; and

possible impairment of strategic relationships.

The combined entity’s (“MUFG”) customer base may be eroded – Expected scale of business may not be achieved.

A number of revenue increases depend on growth in the overall market

Mortgage loans

Investment banking services

Annuities

Wealth management products

Pension administration

Investment trust products

The various macro-economic factor assumptions may be incorrect. In particular, some revenue projections are dependent on interest rate increases.

MUFG may not be able to achieve the goals of its business strategies due to:

Weak economic conditions in Japan

Declines in stock prices and real estate prices in Japan

Adverse regulatory developments or changes in laws, governmental policies or economic controls in Japan

Competitive pressures in Japan and overseas

MUFG may have to offer lower commission rates

MUFG may have difficulties providing distinguishable products and services

Changes in the business environment may lead to:

Unsuccessful cross-selling efforts

Unsuccessful deployment of personnel

Anticipated synergies failing to materialize

MUFG’s strategy may expose it to higher risks:

High default rates in consumer finance and SME loans

Interest rate risks in new products

Foreign exchange risks in overseas business

If STB brings additional lawsuits against UFJ Group, the management integration may be unnecessarily delayed and significant litigation-related costs may arise.

Possible difficulties or delay in acquiring necessary approvals, or unfavorable conditions may be unexpectedly imposed by relevant regulatory authorities with respect to the merger of the holding companies and their key operating subsidiaries.

Table of Contents

Financial Results

Financial Results 2

Interest Revenue and Expenses (Loans & Deposits) 4

Statement of Source and Application of Funds 7

Assets & Liabilities 8

Non-Interest Revenue and Expenses 9

Trust Related Income 10

G&A Expenses—Other Income & Expenses 11

Consolidated Financial Results 12

Actions toward Improvement of Financial Positions

Credit Related Expenses 14

Loans under Financial Reconstruction 15

Law

Announced Revitalization Plans for 16

Major Large Borrowers

Loan Portfolio 18

Portfolio by Internal Ratings 19

Portfolio by Exposure per Borrower 20

Borrower Migration Excluding Large 21

Borrowers

Coverage Ratio 22

Progress on Final Disposal 23

UFJ Strategic Partner 24

Stock Portfolio by Industry 25

UFJ Equity Investments / UFJ Trust 26

Equity

Data Book

Table of Contents (continued)

Actions toward Improvement of Profitability

Earnings by Business Line 28

UFJ Bank / Retail Banking 29

UFJ Bank / Corporate Banking 35

UFJ Bank / Global Banking & Trading 42

UFJ Trust Bank 46

Ordinary income of major subsidiaries 49

and affiliates

Securities & Investment Banking 50

Asset Management 52

Leasing and Factoring Business 53

Credit Card / Consumer Loan Business 55

Equity Capital

BIS Capital Ratio 57

Capital Amounts & Risk-weighted 58

Assets

Deferred Tax Assets 59

Basis for Calculation of Deferred 60

Tax Assets

Reference

Major Subsidiaries and Affiliates 63

Outstanding Shares of UFJ Holdings 65

Shareholder Structure of UFJHD 66

<Definition>

Consolidated : UFJ Holdings Consolidated

UFJ Bank : UFJ Bank + UFJ Strategic Partner (UFJSP) + UFJ Equity Investments (UFJEI) UFJ Trust : UFJ Trust + UFJ Trust Equity (UFJTE)

Data Book

Financial Results

Data Book

1

Income (UFJ Bank + UFJ Trust)

(Yen mn)

FY04 FY03 Change

Gross Operating Profit 1,299,104 1,362,380 (63,275)

G.O.P. from Domestic Banking Business 1,040,752 1,078,798 (38,045)

Interest Income 668,768 707,220 (38,452)

Trust Fees (before write-off) 60,190 66,575 (6,384)

Fees & Commissions 222,705 197,134 25,571

Trading Revenue 7,594 5,272 2,322

Other Operating Income 81,494 102,596 (21,101)

G.O.P. from International Banking Business 258,351 283,581 (25,230)

Interest Income 69,623 72,995 (3,371)

Trust Fees (before write-off) 42 46 (3)

Fees & Commissions 26,714 23,285 3,429

Trading Revenue 12,676 141,414 (128,737)

Other Operating Income 149,294 45,840 103,453

Expenses (minus) 531,595 567,736 (36,141)

Personnel expenses (minus) 165,568 210,225 (44,656)

Non personnel expenses (minus) 335,561 329,080 6,480

tax (minus) 30,465 28,430 2,035

Business Profit Before Net Transfer to General Reserve 767,509 794,643 (27,134)

Excluding Gains & Losses on Bonds 691,733 673,309 18,424

Net Transfer to General Reserve (minus) 6,569 342,356 (335,786)

Business Profit 760,939 452,287 308,652

Gains & Losses on Bonds 75,775 121,334 (45,559)

Other Income & Expenses (‘rinji shu-shi’ ) (1,490,523) (879,497) (611,026)

Gains/losses on stocks & other equity securities (225,255) 327,537 (552,793)

Credit costs (1,049,857) (1,031,972) (17,884)

Loans Written-off (527,489) (390,978) (136,510)

Net Transfer to Specific Reserve (31,603) (522,444) 490,840

Losses on Sales of Loans to CCPC - (90) 90

Losses on Loans Securitized / Sold (165,748) (83,531) (82,216)

Gains on Loans Securitized / Sold 32,624 21,626 10,997

Losses on Supporting Specific Borrowers (357,640) (52,973) (304,666)

Transfer to Reserve for Possible Losses on Support of Specific Borrowers - (5,057) 5,057

Transfer to Specific Reserve for Loans to Refinancing Countries 0 1,477 (1,477)

Credit Costs (Trust Account) (8,851) (16,930) 8,078

Trust Account Loss Indemnified (3,028) - (3,028)

Special Business Tax Imposed on Banks - (6,034) 6,034

Employee Retirement Benefits (24,384) (44,379) 19,995

Net Transfer to Reserve for Investment Losses (64,550) (51,913) (12,636)

Net Transfer to Reserve for Possible Losses Related to Land Trust (14,522) - (14,522)

Losses on Warrants Issued by a Subsidiary (48,600) - (48,600)

Ordinary Profit (Loss) (729,584) (427,209) (302,374)

(UFJ Bank + UFJ Trust)

(Yen mn)

FY04 FY03 Change

Ordinary Profit (Loss) (729,584) (427,209) (302,374)

Extraordinary Gains/Losses 322,890 90,518 232,372

Gains/losses on Sales of Premises and Equipment 39,937 (19,307) 59,244

Collection of Written-off Claims 58,961 53,773 5,188

Transfer from Reserve for Contingent Liabilities Related to Loans Sold - 237 (237)

Reversal from Reserve for Credit Losses 220,329 25,680 194,649

Gains on Cancellation of Retirement Benefit Trust 38,325 - 38,325

Gains on Establishment of Retirement Benefit Trust - 40,887 (40,887)

Gains on Tax Refund from the Tokyo Metropolitan Government - 25,695 (25,695)

Amortization of Net Transitional Obligations for Employee Retirement Benefits (26,315) (26,315) 0

Income (Loss) before Income Taxes (406,693) (336,691) (70,002)

Provision for Income Tax (minus) 1,267 3,562 (2,295)

Deferred Income Tax (minus) 273,992 35,338 238,653

Net Income (Loss) (681,953) (375,593) (306,360)

Credit-related Expenses (789,016) (1,311,567) 522,551

Gains/Losses on Bonds

FY04 FY03 Change

Gains/Losses on Bonds 75,775 121,334 (45,559)

Gains on Sales 141,546 219,079 (77,532)

Gains on Redemptions 105 158 (52)

Losses on Sales (63,785) (95,608) 31,822

Losses on Redemptions (1,046) (2,036) 990

Written-off (1,045) (258) (786)

Gains/Losses on Stocks & Other Equity Securities

FY04 FY03 Change

Gains/Losses on Stocks & Other Equity Securities (225,255) 327,537 (552,793)

Gains on Sales 213,231 397,795 (184,564)

Losses on Sales (31,911) (57,774) 25,862

Revaluation Losses (406,575) (12,483) (394,091)

<Reference> Book Value of stocks & other equity securities sold 550,412 897,015 (346,603)

Data Book

2

Income

Consolidated (Yen mn)

FY04 FY03 Change

Gross Operating Profit 1,577,886 1,625,265 (47,378)

Interest Income 803,433 825,012 (21,579)

Trust Fees (before write-off) 60,087 66,338 (6,250)

Fees and Commissions 425,270 387,797 37,473

Trading Revenue 53,930 188,019 (134,088)

Other Operating Income 235,164 158,097 77,066

General and Administrative Expenses (minus) 730,478 773,036 (42,558)

Net Transfer to General Reserve (minus) - 280,039 (280,039)

Other Income and Expenses (‘rinji shu-shi’ ) (1,344,239) (969,843) (374,395)

Gains & Losses on Stocks and Other Equity Securities (133,650) 239,183 (372,834)

Credit Costs (1,086,311) (1,134,302) 47,990

Loans Written-off (554,791) (426,304) (128,486)

Net Transfer to Specific Reserve - (559,625) 559,625

Losses on Sales of Loans to CCPC - (495) 495

Losses on Loans Securitized / Sold (206,914) (112,764) (94,150)

Gains on Loans Securitized / Sold 33,034 21,626 11,407

Losses on Supporting Specific Borrowers (357,640) (52,973) (304,666)

Transfer to Reserve for Possible Losses on Support of Specific Borrowers - (5,057) 5,057

Transfert to Specific Reserve for Loans to Refinancing Countries - 1,292 (1,292)

Credit Costs (Trust Account) (8,851) (16,930) 8,078

Trust Account Loss Indemnified (3,028) - (3,028)

Net Transfer to Reserve for Possible Losses Related to Land Trust (14,522) - (14,522)

Losses on warrants issued by a subsidiary (48,600) - (48,600)

Gains & Losses in Investment under Equity Method 4,011 7,887 (3,875)

Ordinary Profit (Loss) (496,830) (397,654) (99,176)

Extraordinary Gains and Losses 262,288 65,908 196,379

Gains/losses on Sales of Premises and Equipment 39,975 (20,834) 60,810

Collection of Written-off Claims 50,902 54,993 (4,090)

Reversal from Reserve for Contingent Liabilities Related to Loans Sold - 237 (237)

Reversal from Reserve for Credit Losses 171,755 - 171,755

Income (Loss) before Income Taxes & Minority Interests (234,542) (331,745) 97,202

Provision for Income Tax (minus) 17,871 14,127 3,744

Deferred Income Tax (minus) 280,121 36,929 243,192

Minority Interests in Net Income (minus) 21,995 20,003 1,992

Net Income (Loss) (554,532) (402,806) (151,725)

Credit-related Expenses (875,533) (1,376,040) 500,506

Non-consolidated (Yen mn)

FY04 FY03 Change

Operating Revenue 7,588 20,416 (12,828)

Operating Expenses 3,941 2,791 1,150

Operating Income 3,647 17,625 (13,978)

Ordinary Profit (2,272) 16,587 (18,859)

Income (Loss) before Income Taxes (2,824,244) 8,123 (2,832,368)

Net Income (Loss) (2,827,492) 10,646 (2,838,138)

<Reference> (Yen bn)

FY04 FY03 Change

Consolidated Business Profit * 898.7 631.4 267.3

Consolidated Business Profit (After Write-offs in Trust Account) 889.9 614.5 275.4

*Managerial figures, based on internal managerial accounting, calculated by adding non-consolidated business profit of banking subsidiaries to profits/losses of UFJ Holdings, its subsidiaries and affiliates** taking into account the parent company’s ownerships ratios on each company and adjusting for internal transactions.

**Profits/losses of UFJ Holdings, its subsidiaries and affiliates consist of Net Interest Income, Fees and Commissions, Trading Profit and Other Operating Income (Net) minus General and Administrative Expenses and Net Transfer to General Reserve.

<Reference>

FY04 FY03 Change

Number of Consolidated Subsidiaries 100 111 (11)

Number of Companies Accounted for Under Equity Method 26 27 (1)

Data Book

3

Interest Revenue and Expenses

(UFJ Bank)

(Domestic & International Business Line)

(Yen bn)

FY04 FY 03 Change FY041H

Interest Income 707.1 741.3 (34.1) 358.9

Revenue on Interest-earning Assets 900.0 926.7 (26.7) 453.9

Loans and Bills Discounted 632.0 662.0 (30.0) 318.5

Securities 209.3 196.6 12.6 103.9

Deposits 17.5 16.6 0.9 7.0

Interest Rate Swaps 17.1 33.9 (16.8) 13.2

Others 23.9 17.3 6.5 11.0

Expenses on Interest-bearing Liabilities 192.9 185.4 7.4 94.9

Deposits Received 68.7 58.7 9.9 31.5

Bonds and Borrowings 107.4 102.0 5.3 55.2

Interest Rate Swaps - - - 0.0

Others 16.7 24.5 (7.7) 8.1

Profit Margin on Domestic Banking

Business

(Yen tn)

50 40 30 20 10 0

FY02 FY03 FY04

(%)

1.0 0.8 0.6 0.4 0.2 0.0

0.85

0.87

0.83

0.57

0.52

0.54

46.5

47.1

46.3

36

34.2

33.4

Loan avg. bal.

Deposit avg. bal. (Including NCD)

Profit margin of funds

Profit Margin between L&D

Interest income -—Yen 34.1bn .

Interest on loans: -Yen 30 bn

(Domestic -Yen 33.4 bn / International +Yen 3.4 bn) Domestic: (Loans avg.bal. -Yen 864.5 bn / Yield -5bp)

Increase in mortgage loans, decrease in corporate loans due to disposal of problem loans

Overseas: (Loans avg.bal. -Yen 167.4 tn, / Yield +31bp)

Decrease loans in United States and Europe / interest rate rise

Deposit (including NCD) : +Yen 9.9 bn (Domestic Yen 1.5 bn / International + Yen 11.4 bn) Domestic (Deposits avg.bal.+Yen 591.9 bn/Yield unchanged)

Deposit + Yen 221.9 bn, NCD + Yen 370.0 bn

International (Deposit avg.bal.- Yen 213.5 bn / Yield +28bp)

Higher interest rate in overseas

Dividend / Interest on Securities : +Yen 12.6 bn

JGB: + Yen 0.4 bn (avg. bal.—Yen 0.6 tn / Yield +2bp)

Corp. Bond: +Yen 0.3 bn (avg.bal.+Yen 0.5 tn / Yield -23bp)

Stock: -Yen 5.5 bn

Foreign Bond: + Yen 14.0 bn (avg.bal.+Yen 0.6 tn / Yield -29bp)

Data Book 4

Loans and Deposits (UFJ Bank)

Loans (End Balance)

(Yen tn)

50 40 30 20 10 0

2.5

2.1

2.0

2.0

1.8

37.4

35.9

31.9

35.1

33.6

Mar.03 Sep.03 Mar.04 Sep.04 Mar.05

Domestic Overseas & Offshore

Domestic Deposits (End Balance)

(Yen tn)

50

40

30

20

10

0

100%

80%

60%

40%

20%

0%

Mar.03 Sep.03 Mar.04 Sep.04 Mar.05

Individuals Others

Corporations

% of Liquid Deposit

4.1

2.5

2.8

3.5

2.9

16.8

16.5

17.3

16.5

17.8

62%

63%

63%

66%

62%

23.7

24.2

24.3

24.5

24.0

Loans by Industry

<End Sep. 04>

<End Mar. 05>

Excluding Individual, Public, and Government

Others

12.7%

Real Estate

25.9%

Wholesale & Retail

18.9%

16.0%

Manufacturing

Services 14.0%

Finance & Insurance 12.4%

13.1%

Others

12.6%

Real Estate

24.0%

Wholesale & Retail

18.9%

17.1%

Manufacturing

Services

14.3%

Loans & Deposits (domestic)

Loan : End Bal. Yen 33.7 tn(Yen -1.9 tn from Sep. 04)

: Avg. Bal. Yen 35.9 tn(Yen -0.9 tn from Sep. 04)

Ratio of loans to SMEs & Individuals: 69.9%(+1.3% from Sep. 04)

Deposit : End Bal. Yen 44.2 tn (Yen +0.6 tn from Sep. 04)

: Avg. Bal. Yen 46.3 tn (Yen -0.6 tn from Sep. 04)

Data Book 5

Interest Revenue and Expenses (UFJ Trust)

(Domestic & International Business Line) (Yen bn)

FY04 FY 03 Change FY04 1H

Interest Income 31.2 38.8 (7.6) 16.6

Revenue on Interest-earning Assets 47.0 56.4 (9.4) 25.1

Loans and Bills Discounted 31.7 40.2 (8.4) 17.1

Securities 14.4 15.8 (1.3) 7.3

Interest Rate Swaps 0.1 - 0.1 0.1

Others 0.6 0.4 0.2 0.4

Expenses on Interest-bearing Liabilities 15.7 17.5 (1.8) 8.4

Deposits Received 5.0 7.3 (2.2) 2.8

Bonds and Borrowings 3.0 3.0 (0.0) 1.6

Interest Rate Swaps - 0.5 (0.5) -

Others 7.6 6.6 1.0 4.0

<Reference>

Loan Trusts etc. 27.5 34.6 (7.1) 13.1

Profit Margin on Domestic 3 Accounts*

(Yen tn) (%)

10

8

6

4

2

0

0.83

0.83

0.70

8.4

8.3

7.6

7.7

7.3

7.4

1.0

0.8

0.6

0.4

0.2

0.0

FY02 FY03 FY04

Int.-earning Assets Avg. Bal.

Int.-bearing Assets Avg. Bal.

Profit Margin on Funds

* 3 Accounts: Banking, Loan Trust, and Jointly Operated Designated Money Trust

Interest Income (- Yen 7.6 bn)

Domestic :—Yen 7.4 bn

International :—Yen 0.2 bn

Interest revenue on Loans: -Yen 8.4 bn (avg.bal.—Yen 191.2 bn / Yield—20bp)

Weak loan demands / disposal of problem loans

Interest expenses on deposit: -Yen 2.2 bn (avg.bal.—Yen 328.2 bn / Yield—4bp)

Decrease in time deposits

NCD (avg.bal.—Yen 38.7 bn / Yield -1bp)

Dividend / Interest on Securities:—Yen 1.3 bn

JGB: + Yen 1.2 bn (Avg. Bal. + Yen 164.8 bn/ Yield +3bp)

Stock: + Yen 0.4 bn

Others:—Yen 3.0 bn (Avg. Bal. + Yen 43.1 bn/ Yield -270bp)

Data Book

6

Statement of Source and Application of Funds

(UFJ Bank, UFJ Trust excluding UFJSP, UFJEI and UFJTE)

(Yen mn)

	UFJ Bank			UFJ Trust		
Domestic Sector	Average balance	Income	Yield (%)	Average balance	Income	Yield (%)
Assets	51,922,392	676,947	1.304	5,189,883	43,992	0.847
Loans and Bills Discounted	33,481,584	563,884	1.684	2,731,391	31,165	1.141
Securities	16,789,931	100,212	0.597	2,022,185	12,096	0.598
Call Loans	90,477	15	0.017	287,013	3	0.001
Collateral Deposits on Securities Borrowed	1,358,679	277	0.020	-	-	-
Bills Purchased	139,244	1	0.001	52,980	0	0.001
Due from Banks	2,688	0	0.014	14,322	0	0.000
Liabilities	56,549,159	44,285	0.078	5,297,980	15,071	0.284
Deposits	41,600,002	9,926	0.024	2,913,096	4,783	0.164
Negotiable Certificates of Deposit	5,561,998	1,645	0.030	543,798	144	0.026
Call Money	2,372,300	69	0.003	7,498	0	0.000
Payables under Repurchase Agreements	314,203	9	0.003	10	0	0.005
Collateral Deposits on Securities Loaned	575,245	121	0.021	13,871	1	0.009
Bills Sold	3,468,923	128	0.004	108,942	5	0.005
Commercial Paper	111,128	31	0.028	-	-	-
Borrowed Money	528,319	11,347	2.148	48,543	1,722	3.548
International Sector						
Assets	7,495,366	216,844	2.893	57,737	1,304	2.259
Loans and Bills Discounted	2,415,316	66,545	2.755	21,108	618	2.929
Securities	3,175,679	104,538	3.292	29,767	618	2.076
Call Loans	207,612	3,725	1.795	591	6	1.100
Due from Banks	909,508	17,565	1.931	5,813	91	1.570
Liabilities	7,384,387	147,966	2.004	56,950	558	0.980
Deposits	4,780,288	56,789	1.188	11,325	136	1.205
Negotiable Certificates of Deposit	20,207	373	1.847	-	-	-
Call Money	115,990	1,507	1.300	9,414	169	1.802
Payables under Repurchase Agreements	313,918	5,820	1.854	-	-	-
Collateral Deposits on Securities Loaned	367,079	7,488	2.040	218	4	0.000
Bills Sold	4,077	185	4.538	-	-	-
Borrowed Money	1,244,264	60,045	4.826	4,500	203	4.524

Data Book 7 UFJ

Assets & Liabilities

(UFJ Bank + UFJ Trust)

(Yen bn)

	End Mar. 05 UFJ Banks + UFJ Trust			End Mar. 04 UFJ Banks + UFJ Trust			Change UFJ Bank + UFJ Trust
		UFJ Bank	UFJ Trust		UFJ Bank	UFJ Trust	
Assets	76,247.7	69,238.9	7,008.7	80,483.6	71,843.3	8,640.2	(4,235.9)
Banking account	74,554.6	69,238.9	5,315.6	78,094.5	71,843.3	6,251.2	(3,539.9)
Trust account (1)	1,693.1	-	1,693.1	2,389.0	-	2,389.0	(695.9)
Loans (2)	36,769.6	33,766.8	3,002.7	41,985.6	37,963.4	4,022.2	(5,215.9)
Loans to small & mid. sized companies, etc. (3)	24,884.5	23,321.8	1,562.6	27,047.9	25,151.0	1,896.8	(2,163.3)
Housing loans	7,910.6	7,805.3	105.3	7,482.5	7,361.2	121.3	428.0
Securities (4)	22,359.0	20,248.5	2,110.4	22,860.9	20,739.9	2,121.0	(501.9)
JGB	13,577.6	12,219.8	1,357.7	13,334.6	12,001.8	1,332.7	242.9
Stocks	3,305.1	2,781.9	523.2	3,927.4	3,339.9	587.4	(622.2)
Liabilities	73,432.7	66,859.3	6,573.4	77,834.2	69,671.1	8,163.0	(4,401.4)
Banking account	71,739.6	66,859.3	4,880.3	75,445.1	69,671.1	5,773.9	(3,705.4)
Trust account (5)	1,693.1	-	1,693.1	2,389.0	-	2,389.0	(695.9)
Deposits, Trust principal (2)	51,262.0	46,902.8	4,359.1	54,196.1	48,813.9	5,382.2	(2,934.1)
Domestic corporate deposits	18,586.6	17,890.1	696.4	18,211.7	17,338.4	873.2	374.8
Domestic retail deposits	25,626.5	23,719.0	1,907.4	26,754.3	24,597.3	2,156.9	(1,127.7)
Trust principal	1,605.0	-	1,605.0	2,270.1	-	2,270.1	(665.1)

(1)Principal indemnified trust account;(2)banking account+principal indemnified jointly operated designated money trust account and loan trust account;
(3)banking account + all trust account; (4)banking account only;(5)principal indemnified jointly operated designated money trust account and loan trust accout

Data Book 8 UFJ

Non-Interest Revenue and Expenses (UFJ Bank)

Sales of investment products boosted Fees & Commissions

(Domestic & International Business Line)

(Yen bn)

	FY04	FY 03	Change	FY04 1H
Fees & Commissions	190.5	171.9	18.5	91.9
Fees on Money Transfer	78.1	76.0	2.1	38.5
Money Transfer Fees Received	96.5	94.8	1.6	48.1
Money Transfer Fees Paid	18.3	18.8	(0.5)	9.5
Other Fees & Commissions	112.3	95.9	16.4	53.4
Others Received	194.1	174.0	20.0	93.6
Others Paid	81.7	78.1	3.6	40.2
Trading Gains	19.4	143.6	(124.2)	(5.9)
Gains on Trading Securities and Derivatives	6.5	3.8	2.6	4.0
Gains on Trading Sec. & Derivatives for Hedging	1.4	0.9	0.4	1.1
Gains on Derivatives other than Trading Sec.	10.3	137.5	(127.2)	(11.7)
Other Trading Gains	1.0	1.2	(0.1)	0.5
Other Operating Income	223.2	141.3	81.9	143.8
Fees on Foreign Exchange	132.2	9.0	123.1	83.6
Profits and Losses on Bonds	68.8	113.2	(44.4)	66.9
Income from Derivatives	2.7	14.0	(11.3)	(9.0)
Expense on Bonds	0.0	(1.1)	1.1	0.0
Others	19.5	6.0	13.5	2.3

- Fee income from corporate businesses
  - Bonds related: + Yen 4.1 bn
  - CLO, M&A: + Yen 2.7 bn
  - Securitization: + Yen 1.3 bn
- Sales fees on investment products for retail customers
  - Investment trust, variable annuity : +Yen 8.4 bn

- Sales of derivatives for customers : + Yen 8.5 bn
- Mutually offsetting decrease in Gains on Derivatives other than trading Sec. Acct. and increase in Fees on Foreign Exchange Acct. resulted from foreign exchange fluctuation

- Realized gains on bonds

  Yen denominated : Yen 66.4 bn

<Reference>

Unrealized Profit on bonds as of Mar. 05 : - Yen 17.6 bn

Data Book 9 UFJ

Trust Related Income (UFJ Trust)

Promote trust services to group-wide customer base effectively

(Financial Results) (Yen bn)

	FY04	FY 03	Change	FY04 1H
Trust Fees	60.2	66.6	(6.3)	27.7
Trust Related	32.6	31.9	0.7	14.5
Loan Trusts etc.	27.5	34.6	(7.1)	13.1
Fees and Commissions	58.8	48.4	10.4	26.3
Trading Revenue	0.8	3.0	(2.1)	0.5
Other Operating Income	7.5	7.1	0.3	3.0

(Trust Related Income Breakdown by Business) (Yen bn)

	FY04	FY 03	Change	FY04 1H
Trust Fees	32.6	31.9	0.7	14.5
Others (Fees and Commissions etc.)	56.9	49.4	7.5	25.6
Trust Related Income	89.6	81.3	8.3	40.2
Corporate Agency	33.0	29.3	3.7	16.4
Real Estate	18.9	12.1	6.8	7.6
Asset Securitization	4.9	5.4	(0.6)	2.3
Pensions / Securities Related*	21.1	24.1	(2.9)	8.6
Private Client Service	11.7	10.4	1.3	5.3

(*) Administrative business of investment trust was shifted to Master Trust Bank of Japan in the second half of FY2003, resulting decrease in operating profit by Yen 3.2 bn

Corporate Agency

- No. 1 on # of Corporate Agency trusted: 2,199(Mar.05)
  - Switchover from others: 52 companies (Mar. 05)
  - Contracts with public companies: 901 (Mar. 05)

Real Estate

- Number of large scaled transactions doubled in FY04, boosting operating profit
- Amount of securitization exceeded Yen 1.1 tn being # 3 in the market

Asset Securitization

- Steady increase in Note-less Trust Scheme business
  - Contract with companies : 48 (Mar. 05)

Pensions/Securities Related

- Cash outflow due to return of substituted portion of Public Pension Fund peaked, while passive funds increased
- Favorable sales of new product (Currency Overlay etc.) - balance grew 5 times

Private Client Service

- Sales in Stock Inv. Trusts and Annuities increased
- Introduced trust agency system with UFJ Bank for inheritance related service (Jan. 05)

Data Book 10 UFJ

G&A Expenses - Other Income & Expenses

(UFJ Bank + UFJ Trust)

Healthy reduction in expenses

(Yen bn)

	FY04	FY 03	Change	FY04 1H
General and Administrative Expenses	531.5	567.7	(36.1)	268.3
Personnel Expenses	165.5	210.2	(44.6)	84.5
Non-personnel Expenses	335.5	329.0	6.4	168.9
Tax Expenses	30.4	28.4	2.0	14.9
Other Income & Expenses ('rinji shu-shi')	(1,490.5)	(879.4)	(611.0)	(1,603.7)
Gains/Losses on Stocks & Other Equity Securities	(225.2)	327.5	(552.7)	(100.2)
Gains on Sales	213.2	397.7	(184.5)	163.6
Losses on Sales	(31.9)	(57.7)	25.8	(5.3)
Revaluation Losses	(406.5)	(12.4)	(394.0)	(258.5)
Credit Costs (Trust Accounts) & Trust Account Loss Indemnified	(1,061.7)	(1,048.9)	(12.8)	(1,311.1)
Special Business Tax Imposed on Banks (Tokyo, Osaka)	-	(6.0)	6.0	-
Employee Retirement Benefits	(24.3)	(44.3)	19.9	(9.3)
Net Transfer to Reserve for Investment Losses	(64.5)	(51.9)	(12.6)	(134.9)
Net Transfer to Reserve for Possible Losses Related to Land Trust	(14.5)	-	(14.5)	(15.6)
Loss on Warrants Issued by a Subsidiary	(48.6)	-	(48.6)	-
Extraordinary Gains/Losses	322.8	90.5	232.3	45.5
Collection of Written-off Claims	58.9	53.7	5.1	23.4
Reversal from Reserve for Credit Losses	220.3	25.6	194.6	-
Gains/Losses on Sales of Premises and Equipment	39.9	(19.3)	59.2	(3.1)
Gains from Contribution/Cancellation of Sec. to Employee Retirement Benefits	38.3	40.8	(2.5)	38.3
Amortization of Unrecognized Pension Obligation	(26.3)	(26.3)	0.0	(13.1)
Tax Refund from the Tokyo Metropolitan Government	-	25.6	(25.6)	-

Expenses

- Decreased Yen 36.1 bn due to workforce reduction and employee bonuses

Gains/losses on stock

- Gains/losses on stock: - Yen 225.2 bn
  <Revaluation losses>
  Preferred stocks: Yen 265.9 bn
  Subsidiaries stocks : Yen 131.2 bn
  <Reference>
  Stocks sold in FY04: Yen 550.4 bn
  Unrealized gain as of End Mar. 05
  : + Yen 389.0 bn

Other Income & Expenses

- Net Transfer to Reserve for Investment Losses: - Yen 64.5 bn
- Loss on Warrants Issued by a Subsidiary
  - expenses payable for warrants issued by UFJSP to Merrill Lynch

Extraordinary Gains / Losses

- Reversal from Reserve for Credit Losses : Yen 220.3 bn
  - Due to execution of financial assistance to large borrowers
- Collection of Written-off Claims : Yen 58.9 bn
  - Enforcing collections

Data Book 11 UFJ

Consolidated Financial Results (Consolidated)

Strengthen group profitability through comprehensive financial strategy

- Consolidated gross operating profits exceeded non-consolidated by Yen 278.7 bn

UFJ Holding Consolidated Subsidiary Banks Combined*

Difference

Gross Operating Profit 1,577.8 1,299.1 278.7

Net Interest Income 803.4 738.3 65.0

Trust Fees (before write-off) 60.0 60.2 (0.1)

Fees and Commissions 425.2 249.4 175.8

Trading Revenue 53.9 20.2 33.6

Other Operating Income 235.1 230.7 4.3

General & Admn. Expenses 730.4 531.5 198.8

Net Transfer to General Reserve - 6.5 (6.5)

Gains/Losses on Stocks (133.6) (225.2) 91.6

Credit Costs (1,095.1) (1,058.7) (36.4)

Minority Interests 4.0 - 4.0

Ordinary Profit (496.8) (729.5) 232.7

Extraordinary Gains and Losses 262.2 322.8 (60.6)

Minority Interests in Net Income 21.9 - 21.9

Net Income (554.5) (681.9) 127.4

Credit-related Expenses (875.5) (789.0) (86.5)

Consolidated Business Profits 898.7 767.5 131.2

Major Factors

(Consolidated figure of each subsidiary)

<Net Interest Income**>

The Senshu Bank 29.9

UFJ Card 24.5

<Fees and Commissions**>

UFJ Credit 56.5 UFJ Tsubasa Sec. 49.0 UFJ Card 37.6

<Trading Revenue**>

UFJ Tsubasa Sec. 28.6

<Minority Interest>

The Cyukyo Bank 1.8 kabu.com Sec. 1.0 Mobit 0.5

<Credit-related Expenses>

UFJ Credit (62.1) UFJ Card (8.4) The Senshu Bank (5.3)

** Before adjustment for consolidation

* UFJ Bank + UFJ Trust + UFJSP + UFJEI + UFJTE

Data Book 12

Actions toward Improvement of Financial Positions

Data Book

13

Credit Related Expenses (UFJ Bank + UFJ Trust)

Breakdown of credit related expenses

(Yen bn)

Net Transfer to General Reserve 6.5

Loans Written-off 527.4

Net Transfer to Specific Reserve 31.6

Net Losses on Loans Sold 133.1

Losses on Supporting Specific Borrowers 357.6

Credit Costs on Banking Account 1,049.8

Credit Costs on Trust Account 8.8

Trust Account Loss Indemnified 3.0

Collection on Written-off Claims (58.9)

Reversal from Reserve for Credit Losses (220.3)

FY04

(Yen bn)

Large Borrowers * 112.8

Other Borrowers 169.8

Business Deterioration 400.0

Decrease in Collateral Value/

123.2

Losses on Loans Securitized/Sold

Reserve Transferred Back due to Newly

(294.4)

Obtained Collateral or Collection

Collection of Written-off Claims (58.9)

Impact of Increase/Decrease of Reserve Ratio 506.2

Credit Related Expenses

Yen 789.0

* Large borrowers which required prompt actions as of March 2004.

Data Book

14

Loans under Financial Reconstruction Law (UFJ Bank + UFJ Trust)

(Figures are total of banking account and trust account.) (Yen mn)

End Mar. 05 End Sep. 04 Change End Mar. 04 Change

(a) (b) (a)—(b) (c) (a)—(c)

Bankrupt and Quasi-bankrupt 175,744 259,508 (83,763) 304,438 (128,693)

Doubtful 677,305 3,270,993 (2,593,688) 1,483,656 (806,351)

Sub-standard 863,246 623,814 239,431 2,161,273 (1,298,027)

Total Problem Loans 1,716,296 4,154,316 (2,438,020) 3,949,368 (2,233,072)

Claims which are not classified as

Sub-standard claims 190,228 133,944 56,284 570,340 (380,111)

on Sub-standard borrowers

Claims to other special mention borrowers 2,258,446 1,955,214 303,231 2,850,910 (592,464)

Normal 39,915,746 39,909,293 6,452 42,463,357 (2,547,610)

Grand Total 41,632,042 44,063,609 (2,431,567) 46,412,725 (4,780,682)

Amount of Partial Write-off 1,058,088 1,215,077 (156,988) 1,328,567 (270,479)

Data Book 15

Announced Revitalization Plans for Major Large Borrowers (1)

Advantage Partners and Marubeni agreed to sponsor Daiei.

Daiei

Advantage Partners and Marubeni subscribed Yen 62 bn share through third-party allotment, and Industrial Revitalization Corporation of Japan (IRCJ) subscribed Yen 40 bn through DES and Yen 10 bn via cash injection.

Outline of financial support: Debt forgiveness Yen 400.4bn (Yen 203.1 bn by UFJ) Write-off of pref. shares Yen 192 bn (Yen 96 bn by UFJ)

Daikyo

Orix agreed to sponsor Daikyo.

Orix subscribed Yen 23 bn of Daikyo share through third-party allotment. Daikyo repaid the debt in full to IRCJ with fund from Orix.

Outline of financial support: Debt forgiveness Yen 103.5 bn (Yen 81.5 bn by UFJ Pref. shares Yen 30 bn subscribed by UFJ Bank (DES)

Sojitz

Completed balance sheet restructuring and recapitalization as planned.

Realized loss of Yen 430 bn through disposal of asset of Yen 620 bn.

Both business profit and ordinary profit exceeded the plan.

Capital enhancement: Pref. share Yen 360 bn (UBS subscribed Yen 100 bn

UFJ subscribed Yen 330 bn (DES)

Convertible bond Yen 10 bn subscribed by UBS

Data Book

16

Announced Revitalization Plans for Major Large Borrowers (2)

Towa Real Estate Development

Mitsubishi Estate agreed to sponsor Towa Real Estate Development.

Mitsubishi Estate subscribed Yen 24.9 bn of Towa’s share through third-party allotment.

Outline of Financial Support: Debt forgiveness by UFJ approximately Yen 78.2 bn Transfer of Towa’s preferred share which UFJ Bank currently holds to Mitsubishi Estate (Loss from transfer at UFJ approximately Yen 7.8 bn)

MISAWA HOMES

Three companies including Toyota Motor Corporation agreed to sponsor MISAWA HOMES.

The three sponsors will subscribe Yen 25.8 bn of Misawa shares through third-party allotment in late Jun. 05.

Outline of Financial Support: (Planned in Jun. 05)

Debt forgiveness

DES by UFJ

approximately Yen 120 bn

(approximately Yen 85 bn by UFJ)

Yen 20 bn

Write-off of pref. shares Yen 108 bn (loss at UFJ)

Aplus

No exposure left after sales of loans and repayment

UFJ sold Yen 94 bn of loans to Shinsei Bank at discount and Shinsei Bank agreed on debt forgiveness of the loan. The remaining exposure was fully repaid.

Shinsei Bank subscribed to Yen 35 bn of ordinary shares through a subsidiary and converted Aplus into a consolidated subsidiary.

UFJ Bank sold Yen 30 bn (par value) of Aplus preferred share to Shinsei Bank.

Credit guarantee business (Yen 190 bn) of Aplus was spun off and was taken over by UFJ Bank with appropriate reserves.

Data Book

17

Loan Portfolio (UFJ Bank + UFJ Trust)

The asset quality is steadily improving

100%

80%

60%

40%

20%

0%

Bankrupt & Quasi-bankrupt

5.6%

8.1%

8.8%

76.3%

1.2%

Doubtful

Sub-standard

Other special mention

Normal

7.6%

8.8%

80.2%

0.9%

2.5%

5.9%

6.1%

84.1%

0.7%

3.2%

0.4%

5.4%

90.0%

1.6%

2.5%

End Mar. 02 End Mar. 03 End Mar. 04 End Mar. 05

Data Book 18

Portfolio by Internal Ratings (UFJ Bank + UFJ Trust)

(Yen bn)

Internal Rating 1 – 3

Internal Rating 4, 5

Internal Rating 6

Internal Rating 7

Individuals, No Rating, etc.

Other Special Mention

Sub-standard

Doubtful

Bankrupt/Quasi-bankrupt

Total

End Mar. 05

End Sep. 04

End Mar. 04

SME* SME* SME*

11,576.3 4,831.1 11,795.0 4,670.7 12,915.1 5,391.6

8,234.4 4,498.4 8,144.1 4,221.6 8,057.4 4,318.8

3,074.1 1,626.5 3,283.9 1,614.8 3,338.9 1,940.3

2,149.2 1,206.6 2,204.3 1,220.2 2,617.3 1,343.0

12,432.9 651.8 12,392.5 609.0 12,113.1 625.0

2,258.4 1,045.9 1,955.2 1,124.1 2,850.9 1,619.5

1,053.4 337.1 757.7 444.1 2,731.6 708.1

677.3 304.0 3,270.9 1,132.9 1,483.6 679.8

175.7 111.0 259.5 176.3 304.4 202.2

Total 41,632.0 14,612.8 44,063.6 15,214.3 46,412.7 16,828.6

* SME = Small and Medium-sized Enterprise

SME in Retail Industry = Employee: Less than 50, Capital stock: Less than Yen 50 mn.

SME in Wholesale Industry = Employee: Less than 100, Capital stock: Less than Yen 100 mn.

SME in Services Industry = Employee: Less than 100, Capital stock: Less than Yen 50 mn.

SME in Other Industries = Employee: Less than 300, Capital stock: Less than Yen 300 mn.

Data Book 19

Portfolio by Exposure per Borrower

(UFJ Bank + UFJ Trust)

Concentrated exposure to large troubled borrowers was largely reduced.

End Mar. 05

(Yen bn)

	Loan outstanding					
Loan outstanding per borrower	From 0 to 3	over 3 to 10	over 10 to 30	over 30 to 50	over 50 to 100	over 100
Normal	23,030.4	4,539.6	3,004.5	1,392.9	2,050.0	3,449.3
Other special mention	1,050.5	278.1	243.7	85.1	227.2	373.6
Sub-standard	376.6	149.9	208.3	0.0	0.0	318.4
Doubtful	354.8	83.6	86.0	33.2	0.0	119.3
Bankrupt & Quasi-bankrupt	108.6	37.5	29.6	0.0	0.0	0.0
Total	24,921.0	5,089.0	3,572.2	1,511.4	2,277.3	4,260.8

End Sep. 04

(Yen bn)

	Loan outstanding					
Loan outstanding per borrower	From 0 to 3	over 3 to 10	over 10 to 30	over 30 to 50	over 50 to 100	over 100
Normal	22,680.9	4,598.0	3,066.7	1,420.1	2,098.6	3,955.5
Other special mention	999.1	324.8	225.9	47.2	237.6	120.4
Sub-standard	382.9	118.4	158.2	41.9	56.0	0.0
Doubtful	551.5	284.7	213.5	167.7	399.2	1,654.2
Bankrupt & Quasi-bankrupt	146.6	43.0	32.7	37.0	0.0	0.0
Total	24,761.2	5,369.2	3,697.3	1,714.1	2,791.5	5,730.2

Change

(Yen bn)

	Loan outstanding					
Loan outstanding per borrower	From 0 to 3	over 3 to 10	over 10 to 30	over 30 to 50	over 50 to 100	over 100
Normal	349.4	(58.3)	(62.2)	(27.1)	(48.5)	(506.1)
Other special mention	51.3	(46.7)	17.7	37.8	(10.3)	253.1
Sub-standard	(6.3)	31.5	50.0	(41.9)	(56.0)	318.4
Doubtful	(196.6)	(201.0)	(127.4)	(134.4)	(399.2)	(1,534.8)
Bankrupt & Quasi-bankrupt	(38.0)	(5.5)	(3.1)	(37.0)	0.0	0.0
Total	159.8	(280.1)	(125.0)	(202.7)	(514.1)	(1,469.3)

Data Book 20 UFJ

Borrower Migration Excluding Large Borrowers*

(UFJ Bank + UFJ Trust)

Downgrade to Doubtful loans or below significantly decreased

From Sep. 04 to Mar, 05 (Before direct write-off) (Yen bn)

End Mar. 05

Normal Special Mention Sub-standard Doubtful Bankrupt & Quasi-bankrupt Total

End Sep. 04 Normal 36,530.0 314.6 36.4 15.0 4.8 36,900.7

Special Mention 68.5 853.6 124.1 80.5 56.7 1,183.4

Sub-standard 36.5 39.6 294.9 42.6 6.9 420.6

Doubtful 3.1 27.3 5.3 215.3 141.4 392.5

Bankrupt & Quasi-bankrupt 0.2 0.5 0.1 0.0 87.3 88.0

Total 36,638.3 1,235.7 460.6 353.5 297.1 38,985.2

Others** 813.6 518.1 129.3 118.1 44.2 1,623.3

Grand Total 37,451.9 1,753.8 589.9 471.6 341.3 40,608.5

* Large borrowers who required prompt actions as of March 2004.

** Loans with no self-assessment including individual loans, small amount loans, and loans to new borrowers in the 2nd half of FY04

Data Book

21

Coverage Ratio

(UFJ Bank + UFJ Trust)

End Mar. 05 End Sep. 04 End Mar. 04

2 Banks + UFJSP UFJ Bank + UFJSP UFJ Trust 2 Banks +UFJSP UFJ Bank +UFJSP UFJ Trust 2 Banks + UFJSP UFJ Bank + UFJSP UFJ Trust

Bankrupt and Quasi-bankrupt 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%

Reserve Ratio for Uncovered Claims 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00% 100.00%

Doubtful 83.31% 83.70% 71.07% 71.52% 71.98% 66.42% 89.58% 88.73% 94.34%

Coverage with Collateral & Guarantees 36.65% 36.73% 34.27% 23.33% 23.26% 24.17% 44.08% 39.54% 69.27%

Coverage with Reserves 46.65% 46.96% 36.80% 48.18% 48.72% 42.25% 45.50% 49.18% 25.06%

Reserve Ratio for Uncovered Claims 73.65% 74.24% 55.99% 62.85% 63.49% 55.72% 81.38% 81.36% 81.57%

Sub-standard ** 62.61% 63.02% 56.48% 72.42% 74.07% 52.03% 62.82% 65.07% 35.44%

Coverage with Collateral & Guarantees 22.05% 21.98% 23.06% 42.16% 43.02% 31.55% 27.75% 28.34% 20.58%

Coverage with Reserves 40.56% 41.03% 33.42% 30.26% 31.05% 20.47% 35.07% 36.72% 14.85%

Reserve Ratio for Uncovered Claims 52.04% 52.60% 43.44% 52.32% 54.50% 29.92% 48.54% 51.25% 18.71%

Special Mention Borrowers Excluding Sub-standard Borrowers 19.91% 20.57% 13.22% 13.44% 12.21% 20.92% 7.62% 8.03% 4.57%

Normal Borrowers 0.26% 0.26% 0.19% 0.30% 0.30% 0.22% 0.26% 0.26% 0.21%

* Figures are total of banking account and trust account

** “Sub-standard” here includes ALL claims to sub-standard borrowers. Sub-standard borrowers may have loan outstanding not classified as problem loans.

Data Book 22

Progress on Final Disposal

(UFJ Bank + UFJ Trust)

Reduced Yen 3 tn in half a year through execution of drastic rehabilitation plans for large troubled borrowers

Change of loan outstanding in FY04 H2 classified as “ Doubtful” or “ Bankrupt and Quasi-bankrupt”

End Sep. 04

Yen 3,530.5 bn

+

Inflow

Yen 290.9 bn

-

Outflow

Yen 2,968.3 bn

Break down

Liquidation 54.9

Reorganization 675.1

Sell-offs 527.7

Write-offs (135.6)

Collection / Repayment etc. 655.9

Upgrading 1,190.2

=

End Mar. 05

Yen 853.0 bn

Data Book 23

UFJ Strategic Partner

Problem loan reduced much faster than planned

(Yen bn) FY04 Result Plan FY05 Pla H1 n

Business profit 0.4 0.3 0.8

Credit related expenses (27.0) (13.5) (6.0)

Net profit 27.5 15.0 6.8

Reduction in problem loans 196.5 190.0 44.0

Credit/related Reduction expenses in problem loans (14%) (6%) (14%)

Figures above includes loans under advisory contract with UFJ Bank.

Coverage Ratio (End Mar. 05 UF JSP Booking only)

Coverage Ratio Coverage with Collateral & Guarantees Coverage with Reserve Reserves ratio for Uncovered Claims

Bankrupt and Quasi-bankrupt 100.00% 99.28% 0.72% 100.00%

Doubtful 82.85% 25.06% 57.80% 77.12%

Sub -standard* - - - -

* ‘Sub-standard’ here includes ALL claims to sub-standard borrowers.

Sub-standard borrowers may have loan outstanding not classified as problem loans.

( Yen bn) Mar. 04 Under advisory Contract with UFJ BK Sep. 04 Under advisory contract with UFJ BK Mar. 05 Under advisory contract with UFJ BK

Bankrupt and Quasi -bankrupt 73.6 47.6 46.5 29.5 18.5 14.9

Doubtful 167.5 139.2 107.1 90.3 59.6 57.7

Sub-standard 51.6 28.9 30.3 21.3 18.1 18.1

Normal 90.0 79.6 88.4 77.3 81.7 65.7

Total 382.8 295.6 272.3 218.5 178.0 156.6

Amount of Partial Write-off 467.5 188.2 426.9 179.9 312.7 128.9

Figures above includes loans under the advisory contract with UFJ Bank.

Data Book 24

Stock Portfolio by Industry

(UFJ Bank + UFJ Trust)

12% 10% 8% 6% 4% 2% 0%

(End Mar. 05)

0.1% 0.1%

3.5%

2.0%

2.7%

0.4%

5.0%

5.7%

0.5%

0.4%

1.4%

2.8%

0.3%

1.2%

5.1%

11.0%

8.1%

1.5%

2.1%

5.4%

4.8%

0.6%

0.4%

0.4%

2.6%

3.3%

3.6%

10.4%

2.9%

2.6%

58%

19%

1.5%

Fishery, Agriculture & Forestry

Mining

Construction

Foods

Textiles & Apparels

Pulp & Paper

Chemicals

Pharmaceutical

Oil & Coal Products

Rubber Products

Glass & Ceramics Products

Iron & Steel

Nonferrous Metals

Metal Products

Machinery

Electric Appliances

Transportation Equipments

Precision Instruction

Other Products

Electric Power & Gas

Land Transportation

Marine Transportation

Air Transportation

Warehousing & Harbour Transportation Services

Communication

Wholesale Trade

Retail Trade

Banks

Securities

Insurance

Other Financing Business

Real Estate

Services

Data Book

25

UFJ Equity Investments / UFJ Trust Equity

UFJ Equity Investments (UFJ Bank 100% Subsidiary)

Result FY05 H1

(Yen bn)

F Y 0 4 Plan Plan

Business Profit (8. 6) (1 7.3) (1.1)

Profit on shares sold 5. 2

Off-balance sheet transactions (1 7.2)

Dividend 4. 4

Administration expenses (0.6)

(Including Registration & license tax )

Others (0.4)

Other expenses (Interest paid, etc) (0.7) (0.9) 0.0

Income before tax (9.3) (18.2) (1.1)

Net income (loss) (9.7) (17.4) (1.1)

UFJ Trust Equity (UFJ Trust Bank 100% Subsidiary)

FY04 FY05H1

(Yen bn) Result Plan Plan

Business Profit 1.2 0.0 (0.1)

Profit on shares sold 0.7

Off-balance sheet transactions (0.6)

Dividend 1.1

Administration expenses (0.1)

(Including Registration & license tax)

Other expenses (Interest paid, etc) (0.2) (0.2) (0.1)

Income before tax 1.0 (0.2) (0.2)

Net income (loss) 1.0 (0.2) (0.2)

Change

(Yen bn) Mar. 04 Sep. 04 Mar. 05

from Sep. 04

Book value 329.4 422.3 301.6 (120.7)

Market value 368.5 471.4 355.2 (116.2)

Unrealized gain/loss 39.1 49.1 53.6 4.5

For those unrealized gain/loss fixed through hedging transaction, the fixed gain/loss is reflected.

Unrealized gain/loss is calculated based on the average price in a book-closing month. Balance in Sep.04 includes the newly purchase of Yen 137.7 bil from UFJ Bank

Shares sold (Book value/year) Yen 99.5 bn

Hedge ratio 50%

(Based on market value in Mar. 05)

Change

(Yen bn) Mar. 04 Sep. 04 Mar. 05

from Sep. 04

Book value 141.1 128.1 140.6 12.5

Market value 145.8 136.6 149.3 12.7

Unrealized gain/loss 4.6 8.5 8.7 0.2

For those unrealized gain/loss fixed through hedging transaction, the fixed gain/loss is reflected. Unrealized gain/loss is calculated based on the average price in a book-closing month.

Shares sold (Bookvalue/year) Yen 16.8 bn

Hedge ratio 37%

(Based on market value in Mar. 05)

Data Book 26

Actions toward Improvement of Profitability

Data Book

27

Earnings by Business Line

(UFJ Bank + UFJ Trust)

<2 Banks Non-consolidated> (Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Gross Operating Profit

UFJ Bank 1,140.3 1,132.0 1,198.2 (57.8) 517.6

Retail Banking 292.0 291.6 288.5 3 . 4 150.2

Corporate Banking 535.9 542.9 522.4 1 3 . 5 266.5

Global Banking and Trading 171.5 167.7 190.4 (18.9) 81.6

Others 140.9 129.8 196.8 (55.9) 1 9.3

Corporate Advisory G * 7 4.0 80.6 107.6 (33.6) 31.3

Yen Denominated Bond

108.6 112.2 149.4 (40.8) 25.0

Investment

UFJ Trust 158.7 161.0 164.1 (5.3) 72.9

Combined 1,299.1 1,293.0 1,362.3 (63.2) 590.5

(Yen bn)

600

500

400

Gross Operating Profit

522.4

535.9

FY03

FY04

288.5

292.0

300

200

100 0

196.8 171.5

190.4

164.1

140.9

158.7

Retail

Corporate

* The Corporate Advisory Group was integrated into Corporate Banking in April 05. Its results and plan are showed separately here for comparison purposes.

Expenses

Combined (minus) 531.5 548.0 567.7 (36.1) 275.5

Business Profit (before net transfer to general reserves)

UFJ Bank 680.2 660.0 708.1 (27.8) 280.0

Retail Banking 82.8 82.4 70.6 12.2 50.2

Corporate Banking 337.0 343.9 319.2 17.9 167.0

Global Banking and Trading 124.7 118.7 142.2 (17.6) 59.5

Others 135.7 115.0 176.1 (40.4) 3.3

UFJ Trust 87.2 85.0 86.4 0.7 35.0

Combined 767.5 745.0 794.6 (27.1) 315.0

<Holdings Consolidated>

Ordinary Profit (496.8) (530.0) (397.6) (99.1) 260.0

Global & Trading

Others UFJ Trust

Business Profit

(Yen bn)

400 300 200 100 0

319.2 337.0

70.6 82.8

142.2

124.7

176.1

135.7

86.4 87.2

FY03

FY04

Retail Corporate Global & Others UFJ Trust Trading

Data Book 28

UFJ Bank / Retail Banking

(Yen bn)

FY 05 H1

<Non-consolidated> FY04 FY03 change

(Plan) (Plan)

Gross Operating Profit 292.0 291.6 288.5 3.4 150.2

Interest Income 245.1 246.4 247.3 (2.2) 121.9

Loans & Bills

188.2 189.4 183.7 4.5 93.2

Discounted

Deposits 56.9 57.1 63.5 (6.7) 28.7

Fees and Commissions 74.8 77.2 64.7 10.1 41.4

Commissions 47.7 49.3 45.4 2.3 23.4

ATM Related 33.4 33.9 30.4 3.0 16.3

Forex etc 6.5 6.9 6.7 (0.1) 3.8

Foreign Currency

2.5 3.0 3.3 (0.7) 1.6

Deposit

Sales of Investment

20.6 21.1 12.6 8.0 14.2

Products *

Internal Transaction,

(27.9) (32.1) (23.4) (4.5) (13.1)

Dividend Received, etc.

Expenses (minus ) 209.1 209.2 217.9 (8.8) 100.0

Business Profit 82.8 82.4 70.6 12.2 50.2

*Investment trust, variable annuity, foreign currency deposit with derivatives, etc.

<Consolidated>

Gross Operating Profit 411.3 412.9 399.0 12.3 212.1

Expenses (minus) 301.8 303.0 307.9 (6.1) 147.7

Business Profit 109.5 109.9 91.1 18.4 64.4

Retail Loans

(Yen tn)

11 10 9 8 7 6 5

1.88%

1.86%

1.82%

1.78%

1.75%

10.5 10.6 9.9 10.4 9.6

2.0% 1.8% 1.6% 1.4%

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Loan (avg. balance)

Loan spread

Retail Deposits

(Yen tn)

25

20

15

1050

9.6 8.8

9.4 9.2 8.9

13.5 13.8 13.8 14.0

13.7

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Time Deposit (avg. balance) Demand Deposit (avg. balance)

Data Book 29

UFJ Bank / Retail Banking: Interest Income from Loans

Income from loans increased by Yen 4.5 bn from FY03 mainly due to growth in housing loan

(Yen bn)

FY05 H1

FY04 FY03 change

(Plan)(Plan)

Interest Income from Loans 188.2 189.4 183.7 4.5 93.2

Housing Loans 114.5 114.4 106.0 8.6 56.6

Consumer Loans 26.3 26.9 24.4 1.9 14.6

Apartment Loans 21.1 21.3 22.5 (1.4) 10.3

Normal Loans 10.6 10.6 12.6 (2.0) 4.8

Others 15.7 16.0 18.3 (2.5) 6.9

Loans (ave. balance Yen tril.) 10.5 10.5 9.8 0.7 10.6

Spread (%) 1.80 1.80 1.87 (0.07) 1.75

FY04 Results n Steady increase in Loan balance mainly due to housing loans n New apartment loan contract for FY04: Yen 197.8 bn (+Yen 65.1 bn compared to FY 03)

Loan spread decreased due to increased price competition in housing loan (raised interest in consumer loans in Nov.04)

FY05 H1 Business Strategy

Strengthen ties with brokers & condo builders, sales promotion through branches

Comprehensive proposal to increase apartment loan

Initiatives for increasing consumer loans in accordance with a risk return profile

Increase new customers by enhancing the accessibility of ACM and internet banking for card loan application

Retail Loans

(Yen tn)

8 6 4 2 0

9.68 9.47

9.87

10.73

11.07

1.95 1.94 1.93 1.89 1.88

1.65 1.63 1.59 1.54

1.49

1.62 1.60 1.56 1.51 1.46

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1

(Plan)

Housing loans (avg. balance)

Card loans (avg. balance) Housing loans (spread)

Card loans (spread)

Apartment loans (avg. balance)

Others (avg. balance) Apartment loans (spread)

Others (spread)

Data Book 30

UFJ Bank / Retail Banking : Housing Loans

New Housing Loan Contract for FY 04 : Yen 1.56 tn

Though competition drove down spread, the larger volume contributed to a revenue increase of + Yen 8.6 bny. o.

Average housing loan balance: Yen 7.5 t n (+893.7 bn from FY03), Spread: 1.53% (-8bp from FY03)

(After securitization of Yen 340 bn of housing loans in the second half of FY04)

In addition to strengthening relations with real-estate brokers, expanded other sales channels through brokers : expanded to regional markets, flexibly offered attractive pricing to customers through other channels: expanded tie-up with brokers & condo builders, held weekend and evening housing loan fairs

New Housing Loans (UFJ Bank)

(Yen tn)

1.0

0.8

0.6

0.4

0.2

0.0

0.02

0.11

0.37

0.27 0.09 0.46

0.03 0.09

0.62

0.13

0.65

0.13

0.11

0.72

0.01 0.10

0.58

0.13

0.74

0.11

0.66

FY01 H2

FY02 H1

FY02 H2

FY03 H1

FY03 H2

FY04 H1

FY04 H2

FY05 H1 (Plan)

New Loans via Contractors

New Loans via Other Route

Loan Purchase

Average Housing Loan balance and Spread

(Yen tn)

8 6 4 2 0

1.69 1.65 1.62

1.61 1.60

1.56

1.51

1.46

7.6 7.8 7.3 6.8 6.4 5.9 5.1 5.4

(%) 1.8

1.5 1.2 0.9 0.6 0.3 0.0

FY01 H2

FY02 H1

FY02 H2

FY03 H1

FY03 H2

FY04 H1

FY04 H2

FY05 (Plan) H1

Average Balance

Spread

Data Book 31

UFJ Bank / Retail Banking : Fee Income (1)

Fee income increased mainly due to increased sales of variable annuity for individuals

(Yen bn)

FY05 H1

FY04 FY03 change (Plan) (Plan)

Fees and Commissions 74.8 77.2 64.7 10.1 41.4

Commissions 47.7 49.3 45.4 2.3 23.4

ATM Related 33.4 33.9 30.4 3.0 16.3

Forex, etc. 6.5 6.9 6.7 (0.1) 3.8

Foreign Currency Deposit 2.5 3.0 3.3 (0.7) 1.6

Sales of Investment Products * 20.6 21.1 12.6 8.0 14.2

*Investment trust, variable annuity, foreign currency deposit with derivatives, etc.

FY04 Results

Fee income from variable annuity sales increased drastically

Commissions increased steadily

FY05 H1 Business Strategy

Strengthen investment product sales aiming to increase fee income

Enhance marketing by sophisticating infrastructure

Promote sales to affluent customers and business owners Increase sales staff and weekend housing loan fairs

ATM Related Fees

(Yen bn)

20151050

Alliance with other banks, convenience stores (net fee) Overtime fee Cashing fee from allianced consumer finance

Co.

Fee on money transfer through ATM

1.3 2.4

3.8

7.3

1.4 2.6

4.3

7.3

1.6 2.7

5.0

7.4

1.3 2.6

5.3

7.4

1.2 2.5

5.4

7.3

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Income from Sales of Investment Products, etc. (Yen bn)

14 12 10 8 6 4 2 0

Others

Securities intermidiation

0.1 0.9 0.0 1.1

3.2

0.1 0.6 0.0 2.2

4.4

Derivatives Variable annuity Investment Trust

0.2 0.5 0.0 2.4

5.7

0.2 0.1 0.3

6.8

4.5

0.2 0.6 0.7

7.8

5.0

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Data Book 32

UFJ Bank / Retail Banking : Fee Income (2)

Investment product sales increased steadily expanded product lines and shored up sales force

Product Line-ups : Number of products 98, increased by 14 from Mar. 04

(variable annuity +5 investment trust +5, foreign currency deposits +4)

Sales Forces : Increased Financial Planners +160 from Mar. 04), trained sales force

Introduced New CRM in FY04 H 2

Affluent Customers : Aim to increase affluent customers (with over Yen 10 mn financial assets in UFJ)

Promote investment products

Business Owners : Investment product sales to business owners by FPs through 200 corporate banking offices

Sales of Investment Trust, Outstanding

(Yen bn)

1,000 800 600 400 200 0

Outstanding (corporation) Outstanding (individual) Amount sold

71.4

536.5

108.2

57.6

527.5

134.5

54.1

603.5

176.0

51.2

676.8

220.5

57.1

798.5

263.1

46.0

828.1

164.8

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2

<Reference> (UFJ Bank +UFJ Trust) Sales of Equity Investment Trust : Yen 557.8 bn (FY04) Outstanding of

Equity Investment Trust : Yen 1.19 tn (End Mar. 05 )

Data Book 33

Sale of Variable Annuity, Outstanding

(Yen bn)

400 300 200 100 0

Outstanding Amount sold

32.4

30

65

40.6

130

70.8

195

65.8

360

170.3

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2

<Reference> ( UFJ Bank + UFJ Trust) Sales of Valuable Annuity: Yen 311.7 bn (FY04) Outstanding of Valuable Annuity : Yen 533.8 bn ( End Mar. 05)

Data Book 33

UFJ Bank / Retail Banking : Improving Profitability of Mass Sector

Various initiatives to enhance revenue made mass business profitable

- Increased customers by improving channel convenience, improved per customer revenue by cross-selling

Cross-selling to new customers (from FY03 H1)

Cross- selling at account openings (UFJ Card, Card loan, “UFJ Direct “) Improve product quality of “ALL ONE”

Channel Project

(from FY03 H2)

24 hour ATMs, Call centers

Open “UFJ Plus” ACM in every branch

Quick issuance of cash card

Hospitality Project

(from FY04 H1)

Quick counter for individuals Reservation service Support desk

Cross-selling to existing customers (from FY04 H2)

Free “IC Card” Asset management seminars

Project UFJ 24

Profitability of Retail Mass Sector (Consolidated)

(Yen bn)

9 0

8 0

7 0

6 0

5 0

Gross Operating Profit Expenses No. of Customers

(mn customers)

18.5 18.0 17.5 17.0

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Rate of Successful Cross Selling at Account Openings

80% 70% 60% 50% 40% 30% 20% 10% 0% Credit Card Internet Banking Card Loan

Apr. 02 Oct. 02 Apr. 03 Oct. 03 Apr. 04 Oct. 04

Data Book 34

UFJ Bank / Corporate Banking

(Yen bn)

<Non- FY05 H1

FY04 FY03 c h a n g e

consolidated> (Plan) (Plan)

Gross Operating Profit 535.9 542.9 522.4 13.5 266.5

Interest Income 278.8 286.4 285.6 (6.9) 141.3

Loans & Bills 227.3 236.2 240.6 (13.3) 117.5

Discounted

Deposits 51.4 50.2 45.0 6.4 23.8

Fee and Commissions 254.2 254.0 235.7 18.5 125.3

Domestic 94.4 94.7 85.5 9.0 50.1

Commissions

Forex 28.7 28.6 28.1 0.6 14.9

Investment Banking 73.1 76.1 70.4 2.6 33.3

Derivatives 52.5 49.7 47.4 5.1 24.5

Internal Transaction, etc. 2.9 2.5 1.0 1.8 (0.1)

Expenses (minus ) 198.8 199.0 203.2 (4.4) 99.5

Business Profit 337.0 343.9 319.2 17.9 167.0

<Consolidated>

Gross Operating Profit 557.2 563.8 536.6 20.5 277.6

Expenses (minus ) 210.9 211.1 212.5 (1.6) 105.9

Business Profit 346.2 352.7 324.1 22.2 171.7

Corporate Loans

(Yentn)

(avg. balance)

30 1.4%

1.24% 1.24%

1.21% 1.20%

1.25%

20 1.5 1.1 1.1%

1.8 1.6 1.2

5.2 5.8 5.1 5.4

5.5

10 0.8%

13.0 12.7 12.9 13.7

13.0

0 0.5%

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Corporations (avg. bal.) Under monitor

Public/Related (avg.bal.) Corporations (spread)

Loans under management of Corporate Advisory Group (avg. bal. of Yen 3.9 tn for FY04 H2) are not included.

Corporate Deposits

(Yen tn) (avg. balance)

20 18.2

17.4 17.8

17.3 17.4

15

10

5

0

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Data Book 35

UFJ Bank / Corporate Banking : Interest Income from Loans (1)

Loan balance and spread slightly decreased due to weak demand etc.

<Corporate Banking>

(Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Interest income 227.3 236.2 240.6 (13.3) 117.5

Large scale companies(a) 55.8 58.4 60.9 (5.2) 28.6

Small and medium-sized

99.1 109.2 98.8 0.3 56.7

companies(b)

Public, related, others 47.3 48.2 48.6 (1.3) 21.8

Under monitor 25.2 20.5 32.3 (7.2) 10.5

Loans (avg. bal. Yen tn) 19.7 20.2 19.9 (0.2) 20.2

Spread (%) 1.16 1.17 1.20 (0.05) 1.17

Core customers* (a)+(b) 1.20 1.25 1.24 (0.04) 1.25

<Corporate Advisory Group*> (Exclude UFJSP)

Interest income from loans 59.2 - 80.7 (215)

Loans (avg. bal. Yen tril.) 4.5 - 5.8 (1.3)

Spread (%) 1.32 - 1.39 (0.07)

* The Corporate Advisory Group was integrated into Corporate Banking in April 05. Its results and plan are showed separately here for comparison purposes.

FY04 Results Loan to SMEs (avg. bal.) started to increase. Loan to large firms and public/related decreased (though privately placed bonds increased)

FY05 H1 Business Strategy Further utilize scoring model to expand loans to SMEs. Promote project finance and loans with covenants, etc.

(Yentn) Loans + Privately Placed Bonds (Avg.)

Loans Privately Placed Bonds

25 20 15 10 5 0

0.6 0.7 1.5 1.8 2.0 1.1

21.8 20.8 20.1 19.8

20.2 19.2

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2

Loan Outstanding/Spread by Region

(Yen tn)

6 5 4 3 2 1 0

1.46

1.42

1.38

1.41

1.39

1.37

1.33

1.30

1.25

0.93

0.88

0.86

FY03 H2 FY04 H1 FY04 H2

Eastern Japan (Ave. ) Central Japan (Ave. ) Western Japan (Ave.)

3 Main Offices (Ave.) Eastern Japan (SP) Central Japan (SP) Western Japan (SP) 3 Main Offices (Ave.)

Excluding Head Offices (avg. bal. of Yen 4.3 tn in FY04 H2)

Excluding Corporate Advisory Group (avg. bal. of Yen 3.9 tn in FY04 H2)

Note: Tokyo, Nagoya and Osaka main offices does not represent area features, so that presented as “3 Main Offices” altogether

Data Book 36

UFJ Bank / Corporate Banking : Interest Income from Loans (2)

Various initiatives to increase loans to SMEs and others

Loan balance : Enhanced marketing platform and introduced new products for expanding loans to SMEs

- UFJ Business Loan (origination) : Yen 611.0 bn in FY04 (+444.3 bn compared to FY03)

- Fixed interest loan (origination) : Yen 500.0 bn in FY04 as a part of Small Enterprise Support Campaign

Loan spread : Still declining (particularly with large firms)

- Loan demand remains weak

- Aiming to improve spread by promoting profitable products such as business loan, project finance, etc.

Loan Balance (Avg.)

(Yen tn)

25 20 15 10 5 0

2.3

2.2 1.8 1.5 1.1

1.6 1.2

5.1 5.4

4.9 5.2 5.8

5.5 5.1

7.2 6.8

6.5 6.6 7.3

6.4 6.8

7.2 6.9 6.5 6.2 6.4 6.4

6.1

FY02 FY02 FY03 FY03 FY04 FY04 FY05

H1 H2 H1 H2 H1 H2 H1 (Plan)

Large Firms

SMEs

Public/Related

Under Monitor

Excluding accounts of Corporate Advisory Group (avg. bal. Of Yen 3.9 tn for FY04 H2)

Loan Spread (Avg.)

( % )

2.2

2.0

1.8

1.6

1.4

1.2

1.0

0.8

0.6

0.4

1.91 1.96

1.87 1.89 1.88

1.85 1.84

1.52 1.52 1.55

1.53 1.49 1.49

1.48

0.93 0.96 0.96 0.96

0.91 0.88 0.90

0.92 0.98 0.95

0.86 0.87 0.81

0.86

FY02 FY02 FY03 FY03 FY04 FY04 FY05

H1 H2 H1 H2 H1 H2 H1 (Plan)

Large Firms S M E s Public/Related Under Monitor

Excluding accounts of Corporate Advisory Group (avg. bal. Of Yen 3.9 tn for FY04 H2)

Data Book 37

UFJ Bank / Corporate Banking : Interest Income from Loans (3)

Aiming to expand customer base in small companies/proprietors segment through vendor finance

- Introduced new business card “BIZWAY” (May 2005) aiming to increase receivables to those customers to Yen 260 bn by FY08 Respond vendor financing needs of maximum Yen 5 mil by card loan and credit card without collateral, third party guarantee and financial statements ??Streamline operations for customers by utilizing internet banking and credit card function

Scheme of BIZWAY

UFJ

BIZWAY alliance

*

Vendor

Merchandise

Settlement by card

Payment

Small enterprise Proprietors

Customer

BIZWAY

Apply BIZWAY card on the web / Internet banking

Issue BIZWAY card / Card loan

* Large or medium sized companies with many small customers. Utilizing BIZWAY scheme, they can 1) collect receivables early, 2) eliminate credit risk and enhance efficiency in credit management, 3) simplify settlement and billing work.

Data Book 38

UFJ Bank / Corporate Banking : Fee Income (1)

High level of fee income from settlement, investment banking and derivatives

Targeting SME market by leveraging know- how gained from business with large corporations (Yen bn)

FY05 H1 FY04 FY03 change (Plan) (Plan)

Fees and Commissions 254.2 254.0 235.7 18.5 125.3

Domestic 94.4 94.7 85.5 9.0 50.1

Commissions

Forex* 28.7 28.6 28.1 0.6 14.9

Investment Banking 73.1 76.1 70.4 2.6 33.3

& Securities

Derivatives** 52.5 49.7 47.4 5.1 24.5

*Approx. 87% (FY04) and approx. 84% (FY03) of overall corporate forex income (split with Global Banking & Trading Department) **60% of overall income from domestic derivatives for corporate customer (40% are posted under Global Banking & Trading Department )

FY04 Results Standardized products for SMEs contributed to keep high level of fee income

FY05 H1 Business Strategy Promote settlement business integrated with lending Intensive Marketing to non -core customers

Domestic Commissions

(Yen bn)

60.0

50.0

40.0

30.0

20.0

10.0

0.0

3.6

3.7 3.8

1.2 7.5

5.8 6.3

3.9

4.9 5.2 5.3 5.6

5.8 6.0 6.1 6.5

50.1

24.5 24.4 24.7 25.0

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1

Money transfer EB related Standing order to debit Loan related Others

Investment Banking Business

(Yen bn)

40.0 30.0 20.0 10.0

0.0 (Plan)

3.3 3.8

1.5 3.6 3.4 3.8 3.1

2.8 4.6 3.9

4.9 8.1 5.6

4.0

8.4 3.4

4.2 6.2

6.8

8.5

19.3 18.1 17.2

15.9

12.8

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Privately - placed bond Syndicated loans CLO, M&A Securitization Others

(Yen bn)

30.0

20.0 10.0 0.0

Derivatives

0.5 0.8

0.2

4.7 3.2 0.6

3.3

0.8 3.2

3.5

11.5

15.1 17.0 13.5

9.0

10.5

6.9 6.5 6.2 7.2

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Liability related Forex related Asset related Others

Data Book 39

UFJ Bank / Corporate Banking : Fee Income (2)

High level of fee income by expanding business with SMEs

Gross operating profit in FY04 : Yen 254.2 b n (+Yen 18.5 bn compared to FY03 )

Sales to SMEs expanded thanks to new products and small lot products of existing line-ups

65% of total fee income came from SMEs

Developed and promoted new settlement products integrated with lending

Loans utilizing receivables (153 new customers), Draft-clearing via internet(50 new customers), etc.

Steady derivatives income boosted by forex products due to fluctuation of forex market

Fee Income by Corporate Segments

(Yen bn)

140 120 100 80 60 40 20 0

48% 49% 48%

46%

43% 2.9

2.3 1.8

2.6

38%

2.5 40.8

44.6 40.5 46.1

30% 2.8

40.5

37.6

2.4

28.1

87.8

79.9 79.7 77.5

65.9

53.5

39.6

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1

50% 40% 30% 20% 10%

0%

(Plan)

SMEs Large Firms Under Monitor Fee Income Ratio

(Yen bn)

1 4 0 1 2 0 1 0 0 8 0 6 0 4 0 2 0 0

Fee Income by Products

3.0

2.4 2.5

2.6 14.5

14.2 14.9

1.9 14.2

13.9 27.3

1.6 27.2 24.5

25.2

13.4 20.2

1.0 18.0

38.5 33.3

12.2 37.8 34.6

32.6

13.4 22.4

8.9

45.1 46.2 48.2 50.1

34.6 38.6 40.4

FY02 H1 FY02 H2 FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1(Plan)

Demestic commission Investment banking Derivatives Forex .Others

Data Book 40

UFJ Bank / Corporate Banking : Fee Income (3)

Reinforcing sales to SMEs by offering standardized products in smaller lots

Settlement Service Fee & Electric Banking

(Yen bn)

Settlement Service Fee(large firms) Settlement Service Fee(SMEs) EB New Contract(large firms) EB New Contract(SMEs)

(Thousand Contracts)

30 25 20 15 10 5 0

58

72

84

92

100 80 60 40 20 0

FY03 H1 FY03 H2 FY04 H1 FY04 H2

Derivatives

(Yen tn)

Notional Principal(large firms) Notional Principal(SMEs) No. of Transactions(large firms) No. of Transactions(SMEs)

(Thousand Contracts)

4 3 2 1 0

10 8 6 4 2 0

6.4 6.4

4.7

4.6

1.5 1.6

1.2 1.1

FY03 H1 FY03 H2 FY04 H1 FY04 H2

Syndicated Loans

(Yen tn)

2.0 1.5 1.0 0.5 0.0

Amount Arranged(large firms) Amount Arranged(SMEs) No. of Arrangement(large firms) No. of Arrangement(SMEs)

(No.of arrangements)

240 200 160 120

80

40 0

173 180

136 90 112 78 90

FY03 H1 FY03 H2 FY04 H1 FY04 H2

Privately Placed Bonds

(Yen bn)

Amount Arranged(large firms) Amount Arranged(SMEs) No. of Arrangement(large firms) No. of Arrangement(SMEs)

(Thousand Contracts)

400

300

200

100 0

1.54

0.25

1.42

0.19

1.72

0.12

2.09

0.11

2.5 2.0 1.5 1.0 0.5 0.0

FY03 H1 FY03 H2 FY04 H1 FY04 H2

Data Book 41

11 12 13 10

UFJ Bank / Global Banking & Trading

(Yen bn)

<Non-consolidated>	FY04	FY04 (Plan)*	FY03	change	FY05 H1 (Plan)
Gross Operating Profit	171.5	167.7	190.4	(18.9)	81.6
Overseas Commercial Banking	51.5	52.5	54.0	(2.4)	26.7
Overseas Branches	35.3	33.5	36.0	(0.7)	15.4
Japanese Clients	20.5	20.3	20.1	0.4	9.5
Non-Japanese Clients	14.8	13.2	15.9	(1.1)	6.0
Structured Finance	11.0	14.2	9.4	1.6	8.6
Others	5.2	4.8	8.5	(3.3)	2.7
Market Related	120.0	115.2	136.5	(16.3)	54.8
Trading	48.5	54.0	57.2	(8.7)	25.5
Market Making	41.4	38.0	39.5	1.9	19.5
Proprietary Trading	7.1	16.0	17.7	(10.6)	6.0
Banking	35.0	29.0	46.5	(11.5)	13.5
Derivatives & Foreign Exchanges	40.3	36.7	38.1	2.2	19.1
Commissions, Taxes and Others	(3.8)	(4.6)	(5.4)	1.7	(3.3)
Expenses (minus)	46.9	48.9	48.2	(1.3)	22.1
Business Profit	124.7	118.7	142.2	(17.6)	59.5

<Consolidated>	FY04	FY04 (Plan)*	FY03	change	FY05 H1 (Plan)
Gross Operating Profit	184.2	189.9	200.0	(15.9)	93.3
Expenses (minus)	61.1	64.3	62.8	(1.7)	28.6
Business Profit	123.1	125.6	137.2	(14.2)	64.7

* Figures of FY04 Plan are different from previous release due to change in forex assumption (change from Yen 110/$ to Yen 105/$)


Risk Assets of Overseas Branches
(by region)
(Yen tn)
2.0
1.5
1.0
0.5
0.0
1.34
1.36
1.53
1.45
1.48
0.75
0.77
0.76
Sep.03
Mar.04
Sep.04
Mar.05
Sep.05
(Plan)
China, Asia
The Americas, Europe


Risk Assets of Overseas Branches
(by client type)
(Yen tn)
2.0
1.5
1.0
0.5
0.0
1.29
0.80
1.32
0.82
1.29
1.05
1.12
1.10
1.12
1.14
Sep.03
Mar.04
Sep.04
Mar.05
Sep.05
(Plan)
Japanese
Non-Japanese

Data Book 42

UFJ

UFJ Bank / Global Banking & Trading : Overseas Commercial Banking

Strengthen trade finance and structured finance

(Yen bn)

FY05 H1

FY04 FY03 change (Plan) (Plan)

Overseas Commercial Banking 51.5 52.5 54.0 (2.4) 26.7

Japanese Clients 20.5 20.3 20.1 0.4 9.5

Non-Japanese Clients 14.8 13.2 15.9 (1.1) 6.0

Structured Finance 11.0 14.2 9.4 1.6 8.6

Others 5.2 4.8 8.5 (3.3) 2.7

FY04 Results Japanese Business

Interest income decreased due to decline in loan balance and spread Steady increase in forex and deposit income through initiatives for strengthening non -lending income Non-Japanese Business

GOP decreased compared to FY03 mainly due to decline in loan spread, but exceeded original plan Structured Finance

GOP dropped in FY04 H2 due to change in business environment such as tax revision in Japan and rising oil price, etc.

FY05 H1 Business strategy Tracing trade flows particularly in automobile industries in Asia, China, etc.

Offering trade finance products / services

(full launch of trade finance in Japanese business) Training local stuff / Strengthening sales force Concentrate resources in trade finance/complete internal control system

Gross operating profit by region

(Yen bn)

1 2 1 0 8 6 4 2 0

FY03 FY04

9.6 9.2

5.5 5.1

3.3 2.5

China Asia (ex. The Americas, China) Europe

Structured Finance

(Yen bn)

10 8 6 4 2 0

Trade Finance Project Finance Others

0.9

2.0

0.9

1.1

2.2

2.4

1.1

1.8

3.0

0.1

1.7

3.2

1.5

1.6

5.5

FY03 FY03 FY04 FY04 FY05

H1 H2 H1 H2 H1 (Plan)

Data Book 43

UFJ Bank / Global Banking & Trading : Overseas Exposure

(1) Loans to Asian Countries (End balance, Yen mil.)

Mar. 05 Sep. 04 Change Mar. 04

China 155,642 159,360 (3,717) 134,308

Risk Monitored Loans 584 638 (54) 982

Hong Kong 175,365194,077(18,712) 174,958

Risk Monitored Loans 0 2,654 (2,654) 10,547

Indonesia 18,983 30,788(11,805) 39,586

Risk Monitored Loans 1,141 12,105 (10,965) 13,341

South Korea 26,39824,8281,571 27,419

Risk Monitored Loans 0 0 0 0

Malaysia 42,47433,3519,123 21,871

Risk Monitored Loans 0 0 0 0

Singapore 49,396 60,553 (11,157) 49,322

Risk Monitored Loans 0 0 0 0

Thailand 35,82945,836(10,007) 46,947

Risk Monitored Loans 0 1,813 (1,813) 1,761

Asia 556,930 620,852(63,922) 558,424

Risk Monitored Loans 2,300 19,551 (17,251) 26,631

(2) Loans to Latin Americas

Brazil 21,153 30,045 (8,892) 22,644

0 0 0 0

Mexico 15,748 7,197 8,551 8,929

Risk Monitored Loans 0 0 0 0

Latin Americas 44,067 49,680 (5,613) 40,589

Risk Monitored Loans 24 2,468 (2,443) 25

(3) Loans to Other Countries

North Americas 428,938 453,648 (24,710) 412,360

Risk Monitored Loans 876 12,950 (12,074) 15,059

Russia 22,269 21,848 422 24,860

Risk Monitored Loans 0 0 0 0

Europe 278,706267,71710,989 296,266

Risk Monitored Loans 902 1,549 (647) 1,495

Other Regions 80,360 81,415 (1,056) 84,521

Risk Monitored Loans 0 0 0 0

Total 1,389,001 1,473,313 (84,312), 392,160

Risk Monitored Loans 4,102 36,518 (32,416) 43,210

Data Book 44

UFJ Bank / Market Related

Promoted market making business / Pro-active management of interest rate portfolio

Global Banking & Trading: Trading (Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Market Related 120.0 115.2 136.5 (16.3) 54.8

Trading 48.5 54.0 57.2 (8.7) 25.5

Market Making * 41.4 38.0 39.5 1.9 19.5

Proprietary Trading 7.1 16.0 17.7 (10.6) 6.0

Foreign Currency Banking 35.0 29.0 46.5 (11.5) 13.5

Derivatives & Foreign Exchanges ** 40.3 36.7 38.12.2 19.1

Commissions, Taxes and Others (3.8) (4.6) (5.4) 1.7 (3.3)

* Utilizing positions from customer transactions for making profit

** 40% of profit from derivatives (60% for corporate banking & retail banking)

Gains on Yen Denominated Bonds

Bond related Gains 108.6 112.2 149.4 (40.8) 25.0

Profits and Losses on Bonds 66.4 61.2 93.4 (27.0) 15.2

Gains on Bonds

(Yen bn)

180 150 120 90 60 30 0

13

12

9

(Yen tn )

16 14 12 10 8 6 4 2 0

FY02 FY03 FY04

Avg. balance of domestic bonds (right) Interest income (left) Profits and losses on bonds (left)

FY04 Results for market related businesses Trading : Decrease in Proprietary Trading profit / Steady increase in Market Making profit ??Foreign Currency Banking Operations : Achieved profit target due to successful alternative investments

FY04 Results for domestic bond investment ??Realized capital gains and steadily earned interest income by proactive portfolio management

FY05 H1 Business Strategy Promote market making business, initiatives for stable income from banking business

Data Book 45

UFJ Trust Bank

<UFJ Trust Bank and UFJTE, combined> (Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Gross Operating Profit 158.7 161.0 164.1 (5.3) 7 2 . 9

Trust Business 89.6 97. 9 81.3 8.3 47.4

Corporate Agency 33.0 34.9 29.3 3.7 18.1

Real Estate 18.9 16.4 12.1 6.8 8.2

Asset Securitization 4.9 8.3 5.4 (0.6) 2.8

Pensions & Securities Related

21.1 26.0 24.1 (2.9) 10.6

Private Client Service

11.7 12.2 10.4 1.3 7.7

Retail Banking 17.7 17.1 19.4 (1.7) 7.5

Corporate Banking 29.3 29.1 38.1 (8.8) 11.8

Others 22.2 17.0 25.3 (3.2) 6.3

Expenses (minus) 71.5 76. 0 77.6 (6.2) 38.3

Business Profit 87.2 85.0 86.4 0. 7 35.0

<Consolidated>

Gross Operating Profit 162.3 165.5 168.9 (6.5) 74.7

Expenses (minus) 74.9 78.2 81.0 (6.1) 39.9

Business Profit 87.4 87.3 87.9 (0.5) 34.8

Trust Asset

(balance at the end of period)

( Yen tn )

40 36.1 37.0 36.1

33.8 30 20 10

0

Sep . 03 Mar . 04 Sep . 04 Mar . 05

Gross Operating Profit

(Yen bn)

100

80

39.4 35.0

60 42.6 25.5

34.1

40

44.5 49.4 47.4

20 36.8 40.2

0

FY03 H1 FY03 H2 FY04 H1 FY04 H2 FY05 H1 (Plan)

Trust related Other than trust related

Data Book 46

UFJ Trust Bank / Trust Related Business (1)

(Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Gross Operating Profit 89.6 97.9 81.3 8.3 47.4

Corporate Agency 33.0 34.9 29. 33.7 18.1

Real Estate 18.9 16.4 12.1 6.8 8.2

Asset Securitization 4.9 8.3 5.4 (0.6) 2.8

Pensions & Securities Related 21.1 26.0 24.1 (2.9) 10.6

Private Client Service 11.7 12.2 10.4 1.3 7.7

FY04 Results ??Corp. agency : Posted record high profit by reducing customer defection and by securing new customers Real estate: Increase in GOP in both intermediary ( +Ye n 5.4 b n) and securitization business ( + 1.2 b n) by sharing information within UFJ group Asset securitization : Established framework for full launch of next generation major product Pension & securities : Cash outflow from return of substituted portion of Employees Pension Fund hit peak, while passive funds steadily increased Transfer of administrative business MTBJ (impact : -Y e n 3 . 2 b n ) ??Private client service : Strong sales of investment trusts and variable annuities.

UFJ Bank introduced trust agency system for inheritance related service

FY05 H1 Business Strategy Corp. agency :IR related service, strategic initiatives for increasing revenue ??Real estate : large sized brokerage and sale of REIT to institutional investors Asset securitization : Full launch of next generation major product, introduce new products Pensions & securities related : Promote alternative investment products ??Private client service : New products, utilizing trust agency system

Corporate Agency

(Companies)

1,400

1,2001,000 800 600

(mn Customers)

14 13 12 11 10 9 8

12.8 13.1 13.5

12.7

12.4

1,299 1,366

1,186 1,237

1,126

901 920

884

835 855

FY03 FY03 FY04 FY04 FY05 H1 H2 H1 H2 H1

(Plan) Corp. client (public) Corp. client (others) Shareholders under admin .

Balance of Real Estate Securitization

(Yen tn)

3.0 2.5 2.0 1.5 1.0 0.5 0.0

2.8 2.5 2.0 1.6 1.2

FY03 FY03 FY04 FY04 FY05 H1 H2 H1 H2 H1

(Plan)

Data Book 47

UFJ Trust Bank / Trust Related Business (2)

Balance of Asset Securitization

(Yen tn)

5

3.6 3.9

3.3

4 3.4

2.9

3

2

1

0

FY03 FY03 FY04 FY04 FY05

(Plan)

H1 H2 H1 H2 H1

Pension Trust (Book value basis)

(Yen tn)

10

8

3.5 3.8 4.2

6 4.2 4.8

4

4.6 4.7 4.7

2 4.0 4.0

0

FY03 FY03 FY04 FY04 FY05

H1 H2 H1 H2 H1 (Plan)

Corporate Public & others

Securities under Administration

(Yen tn)

16

1.6

2.0 2.0 2.1

1.9

12

8

13.6 12.6 12.4

12.4 12.7

4

0

FY03 FY03 FY04 FY04 FY05

(Plan)

H1 H2 H1 H2 H1

Independently operated designated money trust Investment trust

Testamentary Trusts

(Cases)

6,000 4,000 2,000 0

5,291 5,423 6,326

5,588

5,718

FY03 FY03 FY04 FY04 FY05

(Plan)

H1 H2 H1 H2 H1

Data Book 48

Ordinary income of major subsidiaries and affiliates

Ordinary Income of Consolidated Subsidiaries (1)

(Yen bn)

% of UFJH’s

FY04 FY03 Change

Ownership(2)

UFJ Tsubasa Securities 72.4% 17.2 22.0 (4.7)

The Senshu Bank 69.0% 8.9 4.7 4.2

UFJ Card 99.9% 6.5 5.2 1.2

UFJ Partners Asset Management 100.0% 2.5 0.3 2.1

UFJ Business Finance 73.5% 2.2 2.8 (0.5)

NBL 85.0% 0.5 0.1 0.4

UFJ Asset Management 100.0% 0.5 0.2 0.2

UFJ International plc. 100.0% (2.2) (0.3) (1.9)

Ordinary Income of Affiliates Accounted for Under the Equity Method (1)

(Yen bn)

% of UFJH’s

FY04 FY03 Change

Ownership(2)

UFJ Central Leasing 30.9% 16.3 9.7 6.5

The Chukyo Bank 40.1% 8.6 4.7 3.8

kabu.com Securities 28.6% 5.8 2.5 3.3

Mobit 50.0% 1.0 0.3 0.6

(1) Before adjustment for percentage of ownership, Income before income tax for overseas affiliates

(2) As of Mar. 31, 2005

Data Book 49

Securities & Investment Banking (1)

<UFJ Tsubasa Securities, consolidated>

(Yen bn)

	FY04	FY03	Change
Net operating Revenue	82.4	84.3	(1.9)
Commissions Received	52.0	49.7	2.3
Brokerage	27.8	28.3	(0.5)
Underwriting & Sales	7.1	4.6	2.5
Commissions from Subscription & Distribution	4.6	4.5	0.1
Investment Banking	9.4	6.3	3.1
Trading Profit	24.7	29.7	(5.0)
Interest & Dividends (net)	5.8	5.0	0.8
Expenses (minus)	(66.1)	(62.6)	(3.5)
Operating Profit	16.3	21.8	(5.4)

FY04 Results

- Vibrant primary market increased small to mid-sized underwriting business
- Proprietary investment boosted investment banking revenue
- Disappointing fixed income and equity trading due to price competition
- Decline in operating profit due to decreased revenue and increased expenses brought by introduction of new system

UFJ Tsubasa Securities : Assets under Management



(Yen tn)
8
6
4
2
0
3.9
3.6
3.2
2.7
3.1
3.5
3.5
3.9
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Retail Assets
Others

<kabu.com Securities>

(Yen bn)

	FY04	FY03	Change
Operating Revenue	10.5	5.6	4.9
Expenses (minus)	4.6	2.9	1.6
Operating Profit	5.9	2.7	3.2

FY04 Results

- Assets under management, No. of accounts and contracted amount increased in line with the the higher trading volume. Achieved increases in both revenue and profit for 7 consecutive half terms (record high in revenue and profit)
- IPO on 1st section of Tokyo Stock Exchange on March 17, 2005 kabu. com Securities : Commissions & No. of Accounts



(Yen bn)
(Thou.)
6
5
4
3
2
1
0
250
200
150
100
50
0
119
140
181
233
2.2
3.0
4.2
5.1
FY03 H1
FY03 H2
FY04 H1
FY04 H2
Commissions (for 6 months)
No. of Accounts (at fiscal year end)

Data Book 50

UFJ

Securities & Investment Banking (2)

Offer one-stop services for diversified asset management needs

UFJ Bank started securities intermediation business in Dec. 04 (Yen 0.7 bn of gross operating profit for FY04 2H)

Started selling securities consolidated accounts, corporate bonds and foreign bonds provided by UFJ Tsubasa Securities in every domestic branch of UFJ Bank

Full range of securities intermediation services, including stock sales, are offered at securities desks in 15 branches of UFJ Bank Asset management consultation provided by experts mainly seconded from UFJ Tsubasa Launch securities intermediation service via internet in cooperation with kabu. com (July 05) Customers can open securities consolidated accounts and start trading via UFJ Bank’s website Respond to corporate needs by allocating 10+ experts from UFJ Tsubasa to Securities Intermediary office of UFJ Bank

Securities Intermediation Business

Customers

UFJ Bank

Products Sales Force

Since December 2004

UFJ Tsubasa Securities kabu.com Securities

Since July 2005

Securities Sold Through Intermediation

(Yen bn)

120 100 80 60 40 20 0

Stock (Retail) Bond (Corp.) Bond (Retail)

No. of Retail Accounts

5,229 accounts

0.5

9.0 13.8

17,900 accounts

20.0

21.0

60.0

FY04 H2 FY05 H1 (Plan)

Data Book 51

Asset Management

< UFJ Asset Management > (Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Operating Revenue 2.3 2.2 2.4 (0.1) 1.1

Operating Expense (minus) 1.8 1.9 2.2 0.3 1.0

Operating Profit 0.5 0.3 0.2 0.3 0.1

FY04 Results

Operating profit exceeded the target due to increase in AUM, solid market condition, and cost reduction

FY05 H1 Business Strategy

Respond to diversified needs enhancing research expertise and l aunching new product

<UFJ Partners Asset Management (Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Operating Revenue 8.5 8.6 6.4 2.1 5.3

Operating Expense (minus) 6.7 6.7 6.3 0.4 3.8

Operating Profit 1.8 1.9 0.1 1.7 1.5

FY04 Results

Equity Fund : AUM increased due to good sales via bank branches, especially monthly distribution type fund

Fixed Income Fund : Cash outflow due to low interest rate envir onment was offset by cash inflow to Money Reserve Fund

FY05 H1 Business Strategy

Further promotion of monthly distribution type fund, establish flagship fund to increase AUM for equity fund Further cash outflow from Fixed Income Fund is expected

Asset under management UFJ Asset Management

(Yen tn)

1.5 1.0 0.5 0.0

0.57

0.67

0.54

0.63

0.60

0.63

0.60

0.63

Mar.04 Sep.04 Mar.05 Sep.05 (Plan)

Corporate

Public

Asset under management

UFJ Partners Asset Management

(Yen tn)

2.5

2.0

1.5

1.0

0.5

0.0

0.65

1.35

0.59

1.55

0.59

1.66

0.54

1.92

Mar. 04 Sep. 04 Mar. 05 Sep. 05 (Plan)

Bond related & others Equity related

Data Book 52

Leasing and Factoring Business (1)

<UFJ Central Leasing (consolidated)>

(Yen bn)

FY04 FY03 Change

(Plan)

Operating Revenue 33.8 32.0 31.2 2.6

Leasing 34.0 - 33.3 0.7

Installment Sales 7.3 - 6.0 1.3

Other Businesses 2.8 - 2.6 0.2

Cost for Funding (minus) 1 0.3 - 1 0.7 (0.4)

Expenses (minus) 17.7 18.0 20.1 (2.4)

Operating Profit 1 6.1 1 4.0 1 1.1 5.0

* FY03 includes figures of leasing business of UFJ Business Financ e

UFJ Central Leasing established on April 1, 2004

Central Leasing absorbed leasing operation of UFJ Business Finance

Took over lease assets of Toyoshin Sogo Finance (May 05)

FY04 Results

Operating revenue increased due to consolidation of Shutoken Leasing

Large growth in operating profit resulted from significant decline in credit cost

Further strengthened 3 competitive business fields (industrial machineries, medical equipments and construction machineries)

FY05 Business Strategy

Reduce funding cost by raising ratio of market funding to bank loans New system started preliminary operation (April 05)

- Improve business efficiency by integrating IT systems within the group Enhance profitability by managing risks

Trading Assets (Consolidated)

Loans 4.4%

Securities 0.1%

(Mar. 05)

Installment 1 5.7%

Leasing 79.8%

Leasing Assets (Consolidated)

(Yen. bn) 1,000

800 600 400 200 0

198.0 119.4 122.6

507.7

210.2

113.7

631.2

223.0

114.0

625.0

Mar. 04 Mar. 05 Mar. 06

(Plan)

Central Leasing Shutoken Leasing

UFJ Business Finance Others

Data Book 53

Leasing and Factoring Business (2)

<UFJ Business Finance>

(Yen bn)

	FY04	FY04 (Plan)	FY03	change	FY05 H1 (Plan)
Operating Income	7.4	6.9	78.1	(70.7)	3.8
Leasing	-	-	71.9	(71.9)	-
Factoring	7.4	6.9	6.2	1.2	3.8
Expenses (minus)	5.3	7.3	75.3	(70.0)	2.7
Operating Profit	2.1	(0.4)	2.8	(0.7)	1.1

FY04 Results

- Became factoring specialized company, both guarantee outstanding and operating income showed steady increase
- Provision for an operating loss from a large troubled borrower (Yen 2.6 bn) posted in FY04 H2 was written back, and profit exceeded the target

FY05 Business Strategy

- Increase number of customers for granting guarantee with adequate risk management

- Sharpen competitive edge by concentrating resources to factoring business
  - Span off leasing business to UFJ Central Leasing in Apr. 04
  - Guarantee outstanding increased by 29% in FY04
    Yen 55bn (Mar.04) to
    Yen 70.8 bn (Mar.05)
- Secure leading position in the industry leveraging on the large customer base

<NBL>

(Yen bn)

	FY04	FY04 (Plan)	FY03	change	FY05 H1 (Plan)
Operating Income	123.9	122.8	120.9	3.0	63.7
Expense (minus)	123.3	121.8	120.7	2.6	63.3
Operating Profit	0.6	1.0	0.2	0.4	0.4

FY04 Results

- Operating profit increased due to new customer acquisition and expansion into new businesses

FY05 Business Strategy

- Further expand business in telecommunication market and sales of financial product to small sized companies

- Concentrating on vendor leasing for SMEs
  - Span off from Nippon Shinpan in Feb. 01
  - Became consolidated subsidiary of UFJ Bank in Jul. 01

  Trading asset: Yen 320.6 bn
  No. of customer: about 370,000
  No. of vender : 3,000

Data Book 54 UFJ

Credit Card / Consumer Loan Business

<UFJ Card> (Yen bn)

FY05 H1

FY04 FY03 change

(Plan) (Plan)

Operating Income 63.7 65.1 61.5 2.2 33.5

Shopping Fee 19.6 20.0 18.7 0.9 10.4

Cash Advancement Fee 7.6 7.7 7.9 (0.4) 3.8

Loan Interest 18.7 19.2 17.4 1.3 10.5

Interest for Revolving Credit 3.5 3.7 3.3 0.2 1.9

Annual Membership Fee 5.9 6.0 6.0 (0.1) 2.9

Expenses (minus) 57.7 58.9 56.7 0.9 30.2

Operating Profit 6.0 6.2 4.8 1.2 3.3

FY04 Results

Focused on large corporate account to increase card members. Expanded member stores in new area, such as hospitals, etc.

FY05 Business Strategy

Strengthen sales force and develop new products/services to increase card loan balance

<Mobit>

FY04: Net Income: Yen 1.03 bn

<Mar. 05 loan outstanding: Yen 201.2 bn, Guarantee: Yen 61.0 bn>

Increased application via Automated Consulting and Contract Machine and internet boosted loan balance

- No. of Automated Consulting and Contract Machine: 570(+39 from Sep.04)

Customers with higher annual income compared with major consumer loan companies

- 37.9% of new customers with annual income Yen 5 mil. or more (FY04) compared with 19.9% of that of Promise

Increase high quality loans in FY05 Intensive advertisement and enhancing credit risk model to acquire high quality customers

No. of Card Members & Member Stores

(Thou.)

10,000 8,000 6,000 4,000 2,000

0

1,540k 1,578k 1,613k Stores Stores Stores

8,670

8,710

8,900

7,600

1,070k* Stores

Sep.03 Mar.04 Sep.04 Mar.05

No. of Card Holders No. of Member Stores

Card Loan Balance & Volume of Transactions

(Yen bn)

150 130

110

90

70 50

794.0 bn 747.5 bn

816.0 bn 859.8 bn

142.2 127.8 132.0 133.7

Sep.03 Mar.04 Sep.04 Mar.05

Card Loan, Revolving Credit and Installment Credit, Outstanding Aggregate Amount of Shopping and Cash Advancement

*Definition of card members etc. has changed since Mar. 05 for the preparation of planned integration with Nicos

Balance & No. of Accounts

(Acct. thou.)

(Yen bn)

350

300

250 200 150 100 50 0

Guarantee outstanding (left) Loan outstanding (left)

No. of contracts on gurarantee (right) No. of contracts on loan (right)

0.6

20.1

5.9

64.1

24.4 123.6

46.2

170.6

61.0

201.3

72.4

225.9

350

300

250 200 150 100 50 0

Mar.01 Mar.02 Mar.03 Mar.04 Mar.05 Mar.06 (Plan)

Data Book 55

Equity Capital

Data Book

(Yen mn)

BIS Capital Ratio (International Standard)

End Mar.05 End Sep.04 End Mar.04

UFJHD UFJ Bank UFJ Trust UFJHD UFJ Bank UFJ Trust UFJ HD UFJ Bank UFJ Trust

Total Capital 4,513.1 4,161.5 400.5 4,288.2 3,957.4 330.4 4,268.6 3,500.3 532.6

Tier1 2,313.4 2,124.0 309.3 2,203.9 2,021.1 245.6 2,175.2 1,789.0 361.0

Capital Stock 1,000.0 1,258.5 280.5 1,000.0 1,233.5 280.5 1,000.0 843.5 280.5

Capital Surplus 1,233.7 893.3 57.6 1,233.7 864.3 57.6 1,233.7 806.1 57.6

Retained Earnings (1,327.1) (705.7) (27.9) (1,446.0) (756.7) (91.8) (774.9) (537.0) 32.0

Unrealized Losses on Available-for-sale Securities (AFS) - - - - - - - - (8.3)

Others 1,406.8 677.9 (0.9) 1,416.2 680.0 (0.8) 716.4 676.3 (0.8)

Tier2 2,278.6 2,110.9 179.8 2,159.1 2,006.8 169.2 2,175.2 1,789.0 175.9

Excess of AFS Revaluation after 55% Discount 183.2 162.7 16.9 115.3 110.5 1.5 137.2 140.6 -

Excess of Land Revaluation after 55% Discount 83.5 74.7 8.7 84.2 75.5 8.7 85.4 76.6 8.7

Subordinated Loans (bonds) 1,559.0 1,481.4 115.4 1,618.8 1,530.9 115.4 1,671.8 1,586.2 116.0

General Reserve for Loan Losses 542.5 496.0 38.6 540.0 492.7 43.5 577.3 523.1 51.1

Deductions 78.9 73.4 88.5 74.8 70.5 84.3 81.9 77.7 4.3

Risk-weighted Assets 43,405.9 39,680.0 3,093.3 43,207.7 39,419.1 3,480.9 46,185.9 41,849.9 4,138.2

Capital Ratio(%) 10.39% 10.48% 12.94% 9.92% 10.03% 9.49% 9.24% 8.36% 12.87%

Tier1 Ratio(%) 5.32% 5.35% 9.99% 5.10% 5.12% 7.05% 4.70% 4.27% 8.72%

While UFJ Trust (domestic standard:11.93% as of End Mar.05) adopts the domestic standard, the international standard is applied to the calculations of the figures given here.

Data Book 57

Capital Amounts & Risk- weighted Assets

Change of capital amounts

Tier1 : Yen 2,313.4 bn (+Yen 138.1 bn from Mar. 04)

< Breakdown of changes>

UFJHD posted consolidated net loss of Yen 554.5 bn.

Capital injection from MTFG: +Yen 700.0 bn

Tier2 : Yen 2,278.6 bn (+Yen 103.3 bn from Mar. 04)

Risk- weighted assets

Risk- weighted assets: Yen 43.4 tn (- Yen 2.7 tn from Mar. 04)

<Break down of changes*>

Loans: -Yen 3.6 tn

- Including reduction of problem loans through debt forgiveness, sales and collection.

Off -balance transactions: +Yen 1.1 tn

- Includes commitment lines, etc.

* Change after risk- weighted adjustment

Changes of Risk- weighted Assets by Business Line

(Yen tn)

Retail

SME

Large-scale Corp.

Problem Loans + Large borrowers

Global Banking & Trading

Others of UFJ

Bank

UFJ Trust

0

2

4

6

8

10

12

Mar. 03 Mar. 04 Mar. 05

Data Book 58

Deferred Tax Assets

(Yen bn)	End Mar. 05		End Sep. 04		End Mar. 04	
	UFJ Bank (Non-consolidated)	UFJ Trust (Non-consolidated)	UFJ Bank (Non-consolidated)	UFJ Trust (Non-consolidated)	UFJ Bank (Non-consolidated)	UFJ Trust (Non-consolidated)
Sub total	2,134.1	262.1	2,127.7	288.5	1,980.8	259.5
Reserve for Credit Losses	724.6	19.4	1,024.4	82.6	1,013.4	47.3
Loss Carryforwards	874.9	131.0	524.8	146.5	576.6	159.6
Revaluation Loss on Securities	264.2	83.3	240.9	45.0	125.0	43.2
Reserve for Employee Retirement Benefits	28.0	2.0	25.9	1.7	23.5	1.4
Net Unrealized Gain(Loss) on Available-for-sale Securities, Net of Taxes	-	-	-	1.4	-	4.2
Stock of Affiliated Company Acquired through Corporate Split	149.1	-	149.1	-	149.1	-
Reserve for Losses on Securities	26.6	0.3	54.5	1.1	21.9	-
Others	66.5	25.9	107.8	9.9	92.9	3.6
Valuation Allowance	(1,013.8)	(107.9)	(957.4)	(126.4)	(623.6)	(55.3)
Total	1,120.2	154.1	1,170.3	162.1	1,357.1	204.2
Deferred Tax Liabilities	(166.3)	(17.0)	(125.3)	(7.3)	(183.1)	(8.5)
Net Unrealized Gain(Loss) on Available-for-sale Securities, Net of Taxes	(99.7)	(12.4)	(57.8)	-	(108.8)	-
Gain from Contribution of Securities to Employee Retirement Benefit Trust and Others	(66.6)	(4.5)	(67.5)	(7.3)	(74.3)	(8.5)
Net Deferred Tax Assets	953.9	137.0	1,044.9	154.7	1,173.9	195.6

Data Book 59

UFJ

Basis for Calculation of Deferred Tax Assets (1)

Adopted the example category of Note 4 defined in the Auditing Committee Report No.66

- Posted taxable income every year in the past excluding the effect of extraordinary causes

<Taxable Income>

UFJ Bank (Yen bn)

FY04

FY99 FY00 FY01 FY02 FY03

(Expected)

Taxable Income on a Corporate Tax Declaration Basis 510.1 (12.4) 136.2 (1,597.5) 368.5 (740.0)

Taxable Income after Consideration of Extraordinary Causes 593.0 65.0 204.6 73.0 607.3 670.0

UFJ Trust (Yen bn)

FY04

FY99 FY00 FY01 FY02 FY03

(Expected)

Taxable Income on a Corporate Tax Declaration Basis (74.4) (60.0) 72.3 (181.4) (107.2) 70.4

Taxable Income after Consideration of Extraordinary Causes 44.9 57.2 76.1 33.0 27.4 88.0

<Main extraordinary causes>

Losses caused by disposal of problem loans in accordance with “ Program for Financial Revival” announced in Oct. 02

Losses caused by merger and streamlining of former Sanwa Bank and Tokai Bank

Losses caused by law requiring banks to reduce their equity holdings proclaimed in Nov. 01

Losses caused by Government’s Economic Measures announced in Apr.01 (including “2- Year/3-Year Rule” and “50%/80% Rule”)

Data Book

Basis for Calculation of Deferred Tax Assets (2)

UFJ Bank

Forecast of Future Taxable Income (next five years)

Business Profit before Net Transfer to General Reserve 3,115.1

Income before Income Taxes 2,021.7

Adjustment for Taxable Income 664.4

Estimated Taxable Income 2,686.1

UFJ Trust

Forecast of Future Taxable Income (next five years)

Business Profit before Net Transfer to General Reserve 400.0

Income before Income Taxes 337.7

Adjustment for Taxable Income 38.6

Estimated Taxable Income 376.4

(Yen bn) End Mar. 05 Temporary Difference End Mar. 05 Deferred Tax Assets

Future Deductible Temporary Difference (a) 3,097.6 1,259.1

Reserve for Credit Losses 1,782.6 724.6

Write-off of Securities 650.0 264.2

Reserve for Employee Retirement Benefits 6 8 . 9 2 8 . 0

Others 596.1 242.3

Loss Carry forwards (b) 2,152.3 874.9

Future Taxable Temporary Difference (c) (163.8) (66.6)

Gain from Contribution of Securiities to Employee

(95.2) (38.7)

Retirement Benefit Trust

Others (68.6) (27.9)

Net Unrealized Gain/Loss on Available-for-sale Securities (d) (245.3) (99.7)

Total Temporary Difference (a+b+c+d) (e) 4,840.8 1,967.7

Temporary Difference which cannot be scheduled(f) (2,494.1) (1,013.8)

Deferred Tax Assets (e+f) 2,346.7 953.9

End Mar. 05 End Mar. 05

(Yen bn) Temporary DeferredTax

Difference Assets

Future Deductible Temporary Difference (a) 323.7 131.1

Reserve for Credit Losses 90.1 36.4

Write-off of Securities 205.7 83.3

Reserve for Employee Retirement Benefits 5.0 2.0

Others 22.8 9.2

Loss Carry forwards(b) 323.4 131.0

Future Taxable Temporary Difference (c) (11.2) (4.5)

Gain from Contribution of Securiities to Employee

(9.4) (3.8)

Retirement Benefit Trust

Others (1.7) (0.7)

Net Unrealized Gain (Loss) on Available-for-sale Securities (d) (30.8) (12.4)

Total Temporary Difference (a+b+c+d) (e) 605.1 245.0

Temporary Difference which cannot be scheduled(f) (266.6) (107.9)

Deferred Tax Assets (e+f) 338.4 137.0

Calculation process of deferred tax assets

Estimated taxable income

Temporary

Difference which can be scheduled

Judging deferred tax assets as collectable

<Deferred Tax Assets>

Temporary Difference which can be scheduled x

Effective Tax Rate

<Valuation Allowance>

Temporary Difference which cannot be scheduled x Effective Tax Rate

Data Book

Reference

Data Book

Major Subsidiaries and Affiliates (Domestic)

Company Name Main Business Latest Fiscal Term End Total Asset Loan from Subsidiary Banks (incl. Guarantee) Capital from Subsidiary Banks Ordinary Profit Net Income (Loss) Consolidated/Under the Equity Method

Domestic Commercial Banking

(Retail Market) (Yen mn)

UFJ Card Co., Ltd. Credit card Mar. 05 335,204 186,957 56,548 15,451 21,011 6,500 3,430 Consolidated

UFJ CREDIT CO., LTD. Credit guarantee operations Mar. 05 210,909 - - 13,055 181,896 (11,268) (11,123) Consolidated

The Frontier Servicer Co., Ltd. Loan collection servicer Mar. 05 9,921 - - 6,347 693 3,819 2,335 Consolidated

Mobit Co., Ltd. Consumer finance Mar. 05 142,486 130,563 119,063 5,527 10,000 1,035 1,031 Equity Method

UFJ Plaza 21 Co., Ltd. Investment advisory for individual Mar. 05 648 - - 599 1,134 109 104 Consolidated

Call center for financial business, DC pension plan management

Japan TPP Co., Limited Mar. 05 1,399 - - 1,222 690 27 25 Consolidated

(Corporate Market)

UFJ Business Finance Co., Ltd. Factoring, finance Mar. 05 337,269 126,750 124,750 12,060 928 2,253 1,221 Consolidated

NBL Co., Ltd. Leasing, finance Mar. 05 310,632 123,554 123,554 3,923 7,974 587 312 Consolidated

UFJ Central Leasing Co., Ltd. Leasing, finance Mar. 05 1,307,165 582,680 125,849 42,280 5,484 16,303 6,604 Equity Method

UFJ Total Maintenance Co., Ltd. Disposal of real estate collateral Dec. 04 5,026 - - 307 500 64 25 Consolidated

Toyo Trust Total Finance Co., Ltd. Finance, leasing Mar. 05 44,893 42,745 41,790 1,100 50 663 428 Consolidated

(General)

The Senshu Bank, Ltd. Banking Mar. 05 1,804,625 12,286 76,700 93,620 8,931 10,176 Consolidated

The Taisho Bank, Ltd. Banking Mar. 05 356,134 3,000 3,000 15,101 1,795 1,032 642 Equity Method

The Gifu Bank, Ltd. Banking Mar. 05 770,859 4,500 26,722 5,551 2,506 1,944 Equity Method

The Chukyo Bank, Ltd. Banking Mar. 05 1,588,104 11,910 650 83,665 39,342 8,609 4,773 Equity Method

Nippon Mutual Housing Loan Co., Ltd. Lending Mar. 05 10,957 5,650 4,950 2,816 28 46 120 Equity Method

(Investment Banking)

kabu.com Securities Co., Ltd. Securities Mar. 05 202,771 - - 22,264 2,204 5,891 4,014 Equity Method

UFJ Tsubasa Securities Co., Ltd. Securities Mar. 05 4,827,124 745,274 150,024 242,122 7,456 17,256 10,854 Consolidated

UFJ Asset Management Co., Ltd. Investment advisory Mar. 05 5,080 - - 4,750 - 513 295 Consolidated

UFJ Partners Asset Management Co., Ltd. Investment trust management Mar. 05 57,927 - - 51,376 - 2,595 2,601 Consolidated

Japan-China Bridge Fund Voluntary partnership under Civil Code For investment Feb. 05 679 - - 679 678 (199) (199) Equity Method

UFJ CAPITAL CO., LTD. Venture capital investment Mar. 05 47,270 26,200 9,500 16,627 2,425 6,122 3,347 Consolidated

TMF Co., Ltd. Venture capital investment Mar. 05 4,560 9,450 9,450 (4,954) 15 947 1,365 Consolidated

(Others)

UFJIS Co., Ltd. System development Mar. 05 10,384 960 960 1,555 - 145 151 Consolidated

UFJ & Hitachi Systems Co., Ltd. System development Mar. 05 10,143 4,000 4,000 1,141 25 307 196 Consolidated

The UFJ Staff Service Co., Ltd. Temporary manpower service Mar. 05 1,459 - - 240 150 52 21 Consolidated

UFJ Trust Land and Building Co., Ltd. Real estate rental management Mar. 05 83,082 23,475 23,475 39,991 39,170 226 (7) Consolidated

Toyo Systems Development Co., Ltd. System development Mar. 05 2,533 505 505 (105) 400 437 (1,128) Consolidated

UFJ Realty Co., Ltd. Residential real estate brokerage Mar. 05 1,484 350 350 470 10 281 130 Consolidated

UFJ Operations Service Nagoya Co., Ltd. Clerical work Mar. 05 511 - - 224 111 (38) (110) Consolidated

UFJ Strategic Partner Co., Ltd. Finance Mar. 05 528,020 - - 278,514 208,287 (20,495) 27,560 Consolidated

UFJ Equity Investments Co. Ltd. Security investments, holding, administration Mar. 05 380,696 8,415 7,415 329,697 300,000 (9,336) (9,744) Consolidated

UFJ Institute Ltd Research, consulting Mar. 05 9,503 - - 7,215 938 1,131 663 Consolidated

UFJ Trust Equity Co. Ltd. Security investments, holding, administration Mar. 05 159,637 - - 99,041 89,317 1,001 1,000 Consolidated

M&T information Technology. Co., Ltd System development Mar. 05 43,241 30,890 15,445 10,421 5,000 384 276 Equity Method

*Among all subsidiaries and affiliate companies as of Mar. 05, those are listed which subsidiary banks invest, lendor guarantee more than Yen 100 mn.

Data Book 63

Major Subsidiaries and Affiliates (Overseas)

Company Name	Main Business	Latest Fiscal Term End	Currency	Total Asset	Loan	from Subsidiary Banks (incl. Guarantee)	Capital	from Subsidiary Banks	Profit before Tax	Net Income (Loss)	Consolidated/Under the Equity Mehtod
Commercial Bank											
UFJ Leasing Deutschland GmbH	Leasing	Mar. 05	EUR million	13	11	11	0	0	0	0	Consolidated
PT Bank UFJ Indonesia	Banking	Dec. 04	IDR billion	8,412	1,998	1,938	1,116	805	221	152	Consolidated
PT UFJ-BRI Finance	Leasing, consumer finance	Dec. 04	IDR billion	900	754	527	123	30	42	29	Consolidated
UFJ Australia Limited	Finance	Dec. 04	AUD million	823	63	63	102	103	(1)	(1)	Consolidated
UFJ Bank Canada	Banking, leasing	Dec. 04	CAD million	513	-	-	162	170	7	4	Consolidated
UFJ Bank Nederland N.V.	Banking	Dec. 04	EUR million	879	15	15	66	51	1	0	Consolidated
Bangkok UFJ Limited	Finance	Dec. 04	THB million	15,616	14,999	539	581	90	70	46	Consolidated
Rizal Commercial Banking Corporation	Banking	Dec. 04	PHP billion	183	5	-	13	0	1	1	Equity Method
Investment Bank											
UFJ International plc	Banking, securities	Dec. 04	STG million	19,614	663	383	370	428	(11)	(11)	Consolidated
UFJ Bank (Schweiz) AG	Banking, securities	Dec. 04	CHF million	296	210	197	52	92	(34)	(34)	Consolidated
UFJ Futures, L.L.C.	Futures	Dec. 04	USD million	53	-	-	23	18	12	7	Consolidated
Others											
Sanwa Technology Investments, Inc.	Investment	Dec. 04	USD million	0	-	-	0	2	(0)	(0)	Consolidated

Data Book 64 UFJ

Outstanding Shares of UFJ Holdings

Common Stock Class I Preferred Share Class II Preferred Share Class IV Preferred Share Class V Preferred Share Class VI Preferred Share Class VII Preferred Share

Original issuing bank Sanwa Sanwa Tokai Tokai Toyo Trust Toyo Trust

Type Public fund Public fund Public fund Public fund

No. of shares issued Total issue amount 50,000 shares Yen 150 bil. 200,000 shares Yen 600 bil. 150,000 shares Yen 300 bil. 150,000 shares Yen 300 bil. 80,000 shares Yen 80 bil. 200,000 shares Yen 200 bil.

No. of shares outstanding and Balance as of Mar. 31,05(1) 5,165,292.70 shares 6,543 shares Yen 19.6 bil. 200,000 shares Yen 600.0 bil. 150,000 shares Yen 300.0 bil. 150,000 shares Yen 300.0 bil. 8 shares Yen 0.0 bil. 200,000 shares Yen 200.0 bil.

Dividend yield 1.25% 0.53% 0.93% 0.97% 0.53% 1.15%

Conversion period of Preferred share Apr.2, 2001 - Jul. 31, 2005 Jul.1, 2001 - Jul. 31, 2008 Jul. 1, 2002 - Mar. 30, 2009 Jul. 1, 2003 - Mar. 30, 2009 Apr.2, 2001 - Jul. 31, 2014 Apr. 2, 2001 - Jul. 31, 2009

Conversion period of Preferred share unit Jul. 1, 1998 - Jul. 31, 2005 Jun. 5, 2001- Jul. 31, 2014

Current conversion price / ratio(2) Yen 750,000 Yen 1,050,000 (Yen 564,500) 3.543 (Yen 564,500) 3.543 Yen 569,600 Yen 493,500

Minimum conversion price / maximum conversion ratio (3 Yen 750,000 Yen 1,050,000 (Yen 564,500) 3.543 (Yen 564,500) 3.543 Yen 569,600 Yen 493,500

Conversion price/ ratio revision date on every Aug. 1 from Aug. 1, 2001 to Aug. 1,2004 excluding 2002 on every Aug. 1 from Aug. 1, 2001 to Aug. 1, 2007 on every Oct. 5 from Oct. 5, 2002 to Oct. 5, 2008 on every Oct. 5 from Oct. 5, 2003 to Oct.5, 2008 on every Aug. 1 from Aug.1, 2001 to Aug.1, 2013 on every Jun. 30 from Jun. 30, 2001 to Jun. 30, 2008

Mandatory conversion date Aug. 1, 2005 Aug. 1, 2008 Mar. 31, 2009 Mar.31, 2009 Aug. 1, 2014 Aug.1, 2009

Minimum mandatory Conversion price (4) Yen 750,000 X (Only at the Yen 750,000 Yen 564, 500 Yen 564,500 Yen 497,600 X (Only at the Yen 493,000 X (Only at the

Upward revision of converesion price mandatory conversion) O O O mandatory conversion) mandatory conversion)

No. of shares after conversion at current conversion price (1)/(2) 26,172 shares 571,429 shares 531,444 shares 531,444 shares 14 shares 405,268 shares

No. of shares after conversion at minimum conversion price (1)/(3) 26,172 shares 571,429 shares 531,444 shares 531,444 shares 14 shares 405,268 shares

No. of shares after conversion at minimum mandatory conv. price (1)/(4) 26,172 shares 800,000 shares 531,444 shares 531,444 shares 16 shares 405,680 shares

Total outstanding shares if all preferred shares are converted at current conversion price 7,231,064shares

Total outstanding shares if all preferred shares are converted at minimum conversion price 7,231,064shares

Total outstanding shares if all preferred shares are converted at minimum mandatory conversion price 7,460,049 shares

Note: Conversion to common stock of Class IV and V is to be calculated using conversion ratio. Conversion prices in parenthesis in the table above are those theoretically calculated.

Data Book 65

Shareholder Structure of UFJHD

(%)

Sep. 03 Mar. 04 Sep. 04 Mar. 05

Financial Institution 31.26 29.97 29.85 27.22

Other Corporation 32.21 28.55 26.93 25.21

Foreign Corporation 22.97 31.49 30.20 36.58

Individual, etc. 11.70 9.45 10.85 9.42

Security Companies 1.80 0.46 2.08 1.47

Japanese Government& 0.02 0.02 0.02 0.02

Local Authorities 0.04 0.06 0.07 0.09

Treasury Stock

Total 100.00 100.00 100.00 100.00

Data Book 66

May 31, 2005

EXPLANATION OF FY2004 FINANCIAL RESULTS

COMMENTS BY PRESIDENT TAMAKOSHI

I am Ryosuke Tamakoshi, President of UFJ Holdings. It is my pleasure to present an explanation of the FY2004 financial results of the UFJ Group. Please refer to a tab named UFJ.

The major features of the UFJ Group financial results were as follows:

1. Firstly, the Group undertook decisive measures to resolve its NPL problem. In particular, it took the necessary steps to pave the way for the rehabilitation of its large troubled borrowers.

2. As a result of these measures, the Group was unable to avoid reporting a significant net loss for FY2004. However, if you look at revenues, each business reported a steady level of gross operating profit in FY2004. The Group has also focused on reducing general and administrative expenses. As a result, business profit before net transfer to general reserve exceeded the planned amount for the year.

The UFJ Group has made steady progress in relation to two business challenges – making a clear break from its NPL problem and improving its profitability. I believe that the foundation has been laid for the establishment of a new group with the management integration with MTFG. As MTFG’s President and CEO, Mr. Kuroyanagi, explained a short time ago, preparations for the merger with MTFG on October 1, 2005, are proceeding smoothly.

(Slide 1: Financial Highlights for FY2004)

I would now like to discuss UFJ’s financial highlights for FY2004. Please refer to page 1 of the presentation.

Gross operating profit and business profit before net transfer to general reserve declined in FY2004, due to a reduction in gains and losses on bonds. However, business profit exceeded the planned amount by more than Yen 20.0 bn, totaling Yen 767.5 bn, on a combined basis of UFJ Bank and UFJ Trust.

On the other hand, expenses related to the disposal of NPL, which include credit related expenses and revaluation losses on preferred shares acquired in the process of rehabilitating large troubled borrowers, resulted in more than Yen 1 tn. As a result, UFJ Bank and UFJ Trust reported a net loss of Yen 681.9 bn, and UFJ Holdings posted a net consolidated loss totaling Yen 554.5 bn.

1

(Slide 2: Initiatives to Reduce Problem Loans - Balance)

Please turn to the next page of the presentation. I will now discuss the status of our problem loans.

The UFJ Group has been focusing on implementing significant initiatives for large troubled borrowers with the aim of achieving a problem loan ratio of less than 4% and to rid itself completely of this issue. As a result, the problem loan balance fell from Yen 4.1 tn at the end of September, 2004 to Yen 1.7 tn at the end of March, 2005, a reduction of around Yen 2.4 tn in six months. The problem loan ratio fell by 5.3 percentage points to 4.12% in March, 2005, which is slightly higher than our target. However, we think we have substantially achieved the target, considering we have completed all the necessary measures to ensure that we will achieve a problem loan ratio of less than 4% in the first half of FY2005, with the assistance of the Industrial Revitalization Corporation of Japan (IRCJ).

If we look at the problem loans by classifications, doubtful loans decreased significantly, because of the upgrading of the remaining loans thanks to the implementation of comprehensive measures to revitalize the major large troubled borrowers, or because of off-balancing activities such as loan sales.

Other special mention loans have increased as a result of upgrades from lower categories. However, “broadly defined problem loans”, which includes other special mention loans, decreased by a total of around Yen 2 tn, meaning that the risk related to problem loans is declining steadily.

(Slide 3: Initiatives to Reduce Problem Loans – Credit Related Expenses)

Please refer to page 3.

Credit related expenses for UFJ Bank and UFJ Trust totaled Yen 789.0 bn, Yen 181.0 bn less than the estimated Yen 970.0 bn. As a result of the increase in the historical loss ratio, the general reserve was at a high level. Therefore, reversals from reserves associated with collections in the second half of FY2004 exceeded expectations.

2

In addition to credit related expenses, we incurred losses related to preferred shareholdings which we subscribed for as part of providing past financial assistance. I will mention this matter later on page 12 of Gains/Losses on Equities slide.

Regarding credit related expenses in the first half of FY2005, we expect approximately Yen 180.0 bn to be transferred back from the general reserve due to the decline in the historical loss ratio in the second half of FY2004. On the other hand, as a result of estimating the effect of the merger with MTFG conservatively, we are expecting additional provisions of Yen 120.0 bn. Combined with the recurring credit related expenses, we expect Yen 55.0 bn write back, which will contribute to our earnings.

(Slide 4: Initiatives to Reduce Problem Loans – Collateral & Reserves)

Page 4 shows the status of collateral and reserves.

As the graph on the left hand side shows, as the disposal of problem loans has progressed, the uncovered portion from Sub-standard and Doubtful borrowers has declined steadily over the past few years, reaching Yen 0.5 tn at the end of March, 2005. This is because of the progress of the rehabilitation of large borrowers, from whom we obtained a relatively limited amount of collateral and guarantees.

(Slide 5: Earnings by Business Lines)

Please refer to page 5. I would now like to discuss UFJ’s earnings.

Business profit before net transfer to general reserve totaled Yen 767.5 bn for UFJ Bank and UFJ Trust in FY2004. Retail banking and corporate banking both recorded an increase in gross operating profit due to the growth of non-interest income. In addition, with lower general and administrative expenses, business profit exceeded the planned amount by Yen 22.5 bn. However, total business profit declined when compared with FY2003, due to a decrease in market related income.

(Slide 6: Income from Loans & Deposits (1))

Please refer to page 6. I would now like to discuss income from loans and deposits.

3

In regards to income from loans and deposits, housing loans and lending to SMEs remain strong. However, the income fell by Yen 43.0 bn compared with FY2003, due to problem loans disposal and the financial restructuring of large corporations.

The average loan balance declined by approximately Yen 1.4 tn, which included Yen 1.3 tn within the Corporate Advisory Group, whose role was to reduce problem loans.

UFJ Bank’s domestic loan yield declined by five basis points to 1.68%. The decline in yields was mainly due to increased competition in housing loans and for corporations with a high credit rating, and the reduction of the balance of problem loans with relatively high yields.

(Slide 7: Income from Loans & Deposits (2))

Page 7 sums up the activities and performance of our lending business on a divisional basis.

The highlights are as follows:

1. The retail loans business recorded a Yen 890.0 bn increase in the average loan balance, due to new housing loans of Yen 1.56 tn.

2. The corporate loans business recorded a Yen 220.0 bn increase in the average loan balance to SMEs, due to “business loan” origination of Yen 610.0bn.

In addition, we are developing a new market from May 2005, with the introduction of BIZWAY, a new card loan for smaller enterprises / proprietors, which does not require collateral.

(Slide 8: Non-interest Income (1))

(Slide 9: Non-interest Income (2))

(Slide 10: Non-interest Income (3))

I would now like to discuss slides 8-10, which are related to non-interest income, such as fee income and trust-related business income.

Non-interest income has increased steadily over the past few years. The non-interest income ratio reached to 44.8 % in FY2004 H2 and it was 43.1% in FY2004.

4

On a divisional basis, the main features of this business in FY2004 were as follows:

1. As shown on page 9, in retail business, investment product sales, particularly of variable annuities, increased significantly, reflecting the increasingly diversified investment needs of individuals in the ongoing low interest rate environment.

2. In corporate business, we developed small-lot, standardized products for use in settlement, investment banking and derivatives. As a result, such products are increasingly being used by SMEs, as well as by large corporations.

3. As shown on page 10, in the trust-related business, real estate fee income, in particular, is growing significantly, due to the sharing of information within the UFJ Group. In addition, group-wide co-operation has been promoted in trust related businesses for private clients. Since January 2005, each UFJ branch started offering inheritance related services utilizing a trust agency system.

(Slide 11: General & Administrative Expenses)

UFJ has invested in the “UFJ24” project to improve the services it provides, or in developing new products, aiming at enhancing profitability. However, this cost has been more than offset by decrease in personnel expenses resulting from large cuts in employee bonuses and a reduction in the workforce. As a result, general and administrative expenses of UFJ Bank and UFJ Trust declined by Yen 36.1 bn in FY2004.

(Slide 12: Gains/Losses on Equities)

I will now discuss gains and losses on stocks and other equity securities. Please refer to page 12.

UFJ Bank and UFJ Trust reported a Yen 225.2 bn loss on stocks in FY2004. This was mainly due to the need to realize revaluation losses resulting from the implementation of strict rules for valuation of preferred stocks. Specifically, we reported revaluation losses of Yen 270.0 bn on preferred stocks acquired in providing past financial assistance to large troubled borrowers, and Yen 130.0 bn on stocks issued by subsidiaries, including a housing loans guarantor.

In addition to this, we reported Yen 64.5 bn of net transfer to reserve for losses on securities.

5

(Slide 13: Equity & Bond Portfolio)

Page 13 shows the balance and unrealized gains and losses on stocks and bonds. The unrealized gain on available-for-sale securities at the end of March 2005 totaled approximately Yen 400.0 bn

(Slide 14: BIS Capital Ratio)

Next, I will discuss our BIS capital ratio. Please refer to page 14.

UFJ Holdings posted a net consolidated loss of Yen 554.5 bn in FY2004 as a result of its efforts to improve its balance sheet. In order to reinforce its capital base that would have been impacted by this loss, UFJ Bank issued preferred shares to MTFG and received capital amounting to Yen 700.0 bn in September 2004. Additional capital was reallocated within the UFJ Group .

As a result, the consolidated BIS capital ratio as of the end of March 2005 was 10.39% for UFJ Holdings. Moreover, since we have advanced our initiatives to counter financial risk factors, we believe that uncertainties concerning future capital adequacy have been greatly reduced.

(Slide 15: Deferred Tax Assets (DTA)

Next, I will discuss deferred tax assets. Please refer to page 15.

The net balance of deferred tax assets, as of the end of March 2005, was approximately Yen 1.09 tn. This represents a decline of Yen 110.0 bn from the end of September 2004, due to conservative estimates of future earnings and the increase in the amount of deferred tax liabilities, which resulted from the rise in unrealized gains on available-for-sale securities.

(Slide 16: Forecasts for FY2005 H1)

Please refer to page 16. I would now like to provide an explanation of our forecasts for FY2005.

UFJ Holdings plans to merge with MTFG on October 1, 2005, subject to approval at the shareholders’ meeting. Accordingly, we are only announcing forecasts for the UFJ Group for FY2005 H1.

6

UFJ Holdings is expected to post a consolidated net income of Yen 140.0 bn for FY2005 H1. On a subsidiary banks combined basis, business profit before net transfer to general reserve is estimated to reach Yen 315.0 bn. Credit related expenses are estimated at minus Yen 55.0 bn, which will contribute to our earnings.

The estimate for business profit before net transfer to general reserve is low, compared with FY2004. This is because the planned gain on bonds in FY2005 H1 is expected to be less than Yen 75.0 bn posted in FY2004 H1.

I have already discussed the impact of the integration with MTFG on credit related expenses. On top of this, we estimate other costs related to the integration of Yen 110.0 bn in FY2005 H1.

We deeply regret to announce that we will not be distributing not only dividends for ordinary shares, preferred shares and preferred securities for fiscal year 2004, but also dividends for OPCO securities which were scheduled to be paid in June 2005. This decision was made after carefully and comprehensively considering the difficult financial position at the end of FY2004, which includes consolidated losses for four consecutive terms and the lack of distributable profit at the holding company level.

We deeply regret having to announce this situation as we take such issues very seriously. We would like to extend our sincere apologies to our shareholders and investors.

The UFJ Group is committed to continuing to improve its profitability. We also aim to be recognized as a truly comprehensive financial group by successfully merging with MTFG. By doing so, we aim to restore the confidence of all our supporters.

As Mr. Kuroyanagi explained a short time ago, preparations for the establishment of MUFG are proceeding smoothly. I promise to make an effort toward creating a leading financial group with the world’s largest assets by leveraging the strongest customer base in Japan and domestic and global network.

This concludes my explanation concerning the FY2004 financial results of the UFJ Group.

7

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F-4 contains a prospectus and other documents. UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	UFJ CONTACT: Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MTFG’s and UFJ’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.